As confidentially submitted to the Securities and Exchange Commission on December 23, 2022

pursuant to the Jumpstart our Business Startups Act

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SOLOWIN HOLDINGS

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	6211	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(852)3428-3893

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[     ]

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kevin (Qixiang) Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Michael J. Blankenship, Esq. Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 (713) 651-2678

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

            Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED [*], 2023

SOLOWIN HOLDINGS

[   ] of Ordinary Shares

This is the initial public offering of SOLOWIN HOLDINGS, a Cayman Islands exempted holding company with substantially all of its operations in Hong Kong, Special Administrative Region, the People’s Republic of China through its subsidiary, Solomon JFZ (Asia) Holdings Limited (“Solomon JFZ”), a limited liability corporation incorporated in Hong Kong on July 25, 2016. Throughout this prospectus, unless the context indicates otherwise, references to “Solowin” refer to SOLOWIN HOLDINGS, the Cayman Islands holding company, and references to “we,” the “Company” or “our company” are to the combined business of Solowin and its consolidated subsidiary, Solomon JFZ.

Solowin is offering on a firm commitment basis [ ] ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). We anticipate that the initial public offering price per Ordinary Share will be between $[ ] and $[ ]. Prior to this offering, there has been no public market for the Ordinary Shares. We intend to apply for listing the Ordinary Shares on the [Nasdaq Capital Market] under the symbol “SWIN.” We believe that upon the completion of this offering, we will meet the standards for listing the Ordinary Shares on the [Nasdaq Capital Market]. We cannot guarantee that we will be successful in listing the Ordinary Shares on the [Nasdaq Capital Market]; however, we will not complete this offering unless the Ordinary Shares are so listed.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

We will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering. Nonetheless, following the consummation of this offering, our directors, officers and principal shareholders will hold in aggregate approximately [*]% or more of our Ordinary Shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company.

INVESTORS PURCHASING SECURITIES IN THIS OFFERING ARE PURCHASING SECURITIES OF SOLOWIN HOLDINGS, A CAYMAN ISLANDS HOLDING COMPANY, RATHER THAN SECURITIES OF SOLOWIN HOLDINGS’ SUBSIDIARY THAT CONDUCTS SUBSTANTIVE BUSINESS OPERATIONS IN HONG KONG. Solowin is not an operating company but rather a holding company incorporated in the Cayman Islands. Solowin has no material operations of its own, and we conduct all of our operations through the operating entity established in Hong Kong, Solomon JFZ, the wholly owned subsidiary. Our subsidiary is controlled by Solowin through direct equity ownership. For a description of our corporate structure, see “Our Corporate History and Structure” beginning on page 65.

Our operations are solely located in Hong Kong, Special Administrative Region of the People’s Republic of China (the “PRC” or “China”), which has its own governmental and legal system that is independent from the PRC, and consequently has its own distinct rules and regulations. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990, and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, in light of the PRC government’s recent expansion of authority in Hong Kong, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Specifically, our holding company structure involves unique risks to investors, and you may never directly hold equity interests in our Hong Kong operating entity. Although we own 100% equity interest in our Hong Kong operating subsidiary and currently do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China, we are still subject to certain legal and operational risks associated with our operating subsidiary being based in Hong Kong and having clients who are PRC individuals or companies that have shareholders or directors that are PRC individuals. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary - Recent Regulatory Developments in China” beginning on page 12. Since these statements and regulatory actions are relatively new and official guidance and related implementation rules have not taken effect or announced, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Solomon JFZ’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence operations of companies operated in Hong Kong like us and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move cash out of Hong Kong to distribute earnings and pay dividends. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or our subsidiary to obtain regulatory approval from PRC authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure, which would likely result in a material adverse change in our operations and/or a material adverse change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless.

As advised by our Hong Kong counsel, Keith Lam Lau & Chan, based on their understanding of the current Hong Kong laws, as of the date of this prospectus, Solowin is not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors. In addition, as of the date of this prospectus, our operations in Hong Kong and our proposed public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future with little advance notice. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless.  See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate” beginning on page 34 of this prospectus for a discussion of these legal and operational risks that should be considered before making a decision to purchase the Ordinary Shares.

Furthermore, as more stringent standards have been imposed by the Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, Solowin’s securities may be prohibited from trading following the completion of this offering if our auditor cannot be fully inspected by PCAOB. Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our auditor, WWC, P.C. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a jurisdiction outside the United States, then such lack of inspection could cause our securities to be delisted from the stock exchange. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation.” on page 37. In addition, we cannot assure you that Nasdaq or other regulatory agencies will not apply additional or more stringent requirements to us. Such uncertainty could cause the market price of the Ordinary Shares to be materially and adversely affected.

Subject to the Companies Act (As Revised) of the Cayman Islands and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend we will be able to pay our debts as they become due in the ordinary course of business. For Solowin to transfer cash to its Hong Kong subsidiary, Solowin may provide funding to Solomon JFZ through loans or capital contributions without restrictions on the amount of the funds. As a holding company, Solowin may rely on dividends and other distributions on equity paid by Solomon JFZ for its cash and financing requirements. Under Hong Kong law, Solomon JFZ is permitted to provide funding to Solowin through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Our subsidiary has not made any dividends or other distributions to Solowin as of the date of this prospectus. In the future, cash proceeds raised from financings conducted outside of Hong Kong, including this offering, may be transferred by Solowin to Solomon JFZ via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, neither Solowin nor its subsidiary has made any dividend or distribution to U.S. investors.  Solowin and its subsidiary currently do not have plans to distribute earnings in the foreseeable future. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if our Hong Kong subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends. See “Prospectus Summary—Transfer of Cash Through Our Organization” beginning on page 11, “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business”, on page 32, “Dividend Policy” on page 51 and the consolidated financial statements and the accompanying footnotes beginning on page F-1 of this prospectus.

As of the date of this prospectus, there have been no cash flows between Solowin, our Cayman Islands holding company, and its subsidiary. Currently, other than complying with the applicable Hong Kong laws and regulations, we do not have our own cash management policy and procedures that dictate how funds are transferred. See “Prospectus Summary—Transfer of Cash Through Our Organization” beginning on page 11.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discount and commissions equal to 8% per Ordinary Share purchased by investors introduced by EF Hutton and 4% per Ordinary Share purchased by investors sourced by the Company, which is the underwriting discount we have agreed to pay on all investors in this offering. Does not include non-accountable expense allowance, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. See “Underwriting” beginning on page 118 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional [  ] Ordinary Shares on the same terms as the other Ordinary Shares being purchased by the underwriters from us. For additional information regarding our arrangement with the underwriter, please see “Underwriting” beginning on page 118.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Ordinary Shares to purchasers in this offering on or about [  ], 2023.

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [  ], 2023

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You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of Ordinary Shares.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Solowin is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

COMMONLY USED DEFINED TERMS

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of SOLOWIN HOLDINGS, an exempted company incorporated in Cayman Islands, and its consolidated subsidiary;

●	“Solowin” are to SOLOWIN HOLDINGS, a holding company incorporated in the Cayman Islands as an exempted company;

●	“Solomon JFZ” are to Solowin’s 100% owned subsidiary Solomon JFZ (Asia) Holdings Limited, a Hong Kong corporation;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Nasdaq” refers to Nasdaq Stock Market LLC;

●	“PRC” and “China” are to the People’s Republic of China;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“HK$” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong; and

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States.

Solowin is a holding company with no operations of its own. All of operations are conducted in Hong Kong through Solowin’s operating subsidiary in Hong Kong, Solomon JFZ. Solomon JFZ’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

These translations from Hong Kong dollars into U.S. dollars are determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). No representation is made that HK$ or US$ amount represents or could have been, or could be converted, realized or settled into US$ or HK$, as the case may be, at any particular rate, or at all.

Numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is March 31. References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For the sake of clarity, this registration statement follows the English naming convention of given name followed by family name, regardless of whether an individual’s name is Chinese or English. For example, the name of our President will be presented as “Shing Tak Tam” even though, in Chinese, Mr. Tam’s name is presented as “Tam Shing Tak.”

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

ii

PROSPECTUS SUMMARY

Investors are cautioned that you are buying shares of a Cayman Islands holding company without operations of its own.

This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections and the financial statements and the related notes, before deciding whether to invest in the Ordinary Shares.

The Company

Our Business

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. As a holding company with no material operations of its own, Solowin conducts its operations primarily through its wholly owned subsidiary, Solomon JFZ, a limited liability corporation incorporated in Hong Kong. See “Our Corporate History and Structure” beginning on page 65 for more information of our operating structure.

We are one of the few Chinese investor-focused, versatile securities brokerage companies in Hong Kong that offer a wide spectrum of products and services through advanced and secured one-stop electronic platform. We are primarily engaged in providing (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service to our customers. Solomon JFZ is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) and a participant of the Hong Kong Stock Exchange to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management). We strictly follow the requirements of the HKSFC for internal regulation and risk control to maximize the safety of investors’ assets. We provide online account opening and trading services via our Front Trading and Back-office Clearing systems, in conjunction with HY Pro – a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, we have been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong, and have been recognized and appreciated by users and industry professionals.

Our trading platform allows investors to trade over 10,000 listed securities and their derivative products listed on the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. In addition, we provide Hong Kong IPO underwriting, Hong Kong IPO Public Offer application and International Placing subscription, Hong Kong IPO margin financing services, Hong Kong Pre-IPO securities trading and US IPO subscription. Our customers may also use our platform to trade various listed financial products, such as ETFs, Warrants and Callable Bull/Bear Contracts. Beside securities brokerage service, we offer Asset Management service as an Investment Manager. Our High-Net-Worth customers may also subscribe private fund products through our Company.

Our clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand. As of March 31, 2022, we had more than 19,000 users, including more than 15,000 registered clients who have opened trading accounts with us. We classify those who have registered on our platform as our users and those who have opened accounts on our platform as customers. We have over 2,000 active clients, which are clients who are registered and have assets in their trading accounts.

Our operations mainly consist of four business segments: (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service to our customers. The following summary describes the products and services offered in each of the reportable segments:

●	Securities Brokerage. We always believe that our clients deserve a more convenient and reliable way to invest and manage their money, and we use advanced Internet technology to provide investors with faster brokerage services. We provide securities brokerage services through HY Pro. Our professional securities brokerage network offers our clients the access to multiple stock exchanges, including the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. We provide HKSE securities trading, IPO subscription and placement services, bond trading, fund subscription, equity custodian and agent services, investment immigrant account management services, enterprise employee shareholding exercise services, professional investment research services, and instant quotation service. We charge brokerage commission fees to clients for trades made using our trading platform based on the transaction amount, subject to a minimum charge per transaction. To better serve the individual needs of our clients, we may vary the commissions we charge based on the types of products or services, eligibility for discounts and other factors. For fund subscription, we charge client with the fund subscription fee based on the subscription amount. We also offer stock custodian and nominee services to our clients as ancillary services to securities brokerage services. For the fiscal years ended March 31, 2022 and 2021, the securities brokerage segment accounted for 68% and 100% of our consolidated revenues, respectively.

●	Investment Advisory Service. We provide timely, accurate and valuable investment solutions advisory services for our clients, through our team consists of financial analysts, experienced financial advisors and investment managers. We provide investment advice to our clients based on their financial needs and risk appetite, and we charge them an investment advisory fee based on a percentage of the Asset Under Management (AUM). For the fiscal years ended March 31, 2022 and 2021, our Investment Advisory Service segment accounted for 22% and 0% of our consolidated revenues, respectively.

●	Corporate Finance Service. We possess the licenses issued by HKSFC to carry out regulated activities under Type 6 Advising on Corporate Finance. Type 6 license allows brokers to conduct activities relating to (i) acting as a sponsor of a listing applicant in an initial public offering; (ii) advising on the code on takeovers and mergers and share repurchases; and (iii) advising listed companies on the HKSE Listing Rules. Our Type 6 license restricts us from acting as a sponsor of a listing applicant in an initial public offering and advising on the code on takeovers and mergers and share repurchase, but we can conduct businesses related to (iii) above. We provide financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. We act as financial adviser to our clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, we act as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong. We charge them advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. We have acquired our first client in December 2021 and have not yet accounted for revenues for the fiscal year ended March 31, 2022.

●	Asset Management Service. Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetite and to preserve and enhance the value of their assets. We provide asset management services for our clients by applying different investment strategies to optimize their asset allocation. We offer our own Fund products to professional investors, which are run by professional portfolio managers. We have entered into agreements with regulated financial institutions to provide services covering a broad range of products such as stocks, bonds, indexes, futures, and fund of funds. We issue and manage various fund products according to market trends and demand conditions. At this stage, we focus on developing active traditional private equity funds, such as balanced funds and equity funds, and will take a more diversified product line as our long-term development goal. We charge the management fee of 2% according to Asset Under Management (AUM). In addition, we charge performance fee subject to high water mark. For the fiscal years ended March 31, 2022 and 2021, our Asset Management Service segment accounted for 10% and 0% of our consolidated revenues, respectively.

Our Competitive Strengths

We distinguish ourselves through the following competitive strengths:

●	We offer a diversified product portfolio for trading in global financial markets. Customers can also use our online platform to trade a variety of financial products in different geographical regions, including Hong Kong equity, US equity, and China A shares, ETFs, warrants, and callable bull/bear contracts. We intend to enter into more equity markets, including Singapore, the United Kingdom, and Japan, to broaden the investment universe available to our investors.

●	We provide state-of-the-art account opening technology and will be providing superior user experience to our clients. Since China imposed travel limitations due to Covid, we are one of the few online securities brokerage providers that have successfully captured the opportunity to bring state-of-the-art, contactless, and borderless online account opening services to Chinese investors in the post-Covid stage. Our users are able to open accounts remotely and trade in a wide range of financial products using our HY Pro. HY Pro is an app accessible via any mobile device, tablet, or desktop and is designed to be secure and simple to use, with a bilingual user interface and fast and efficient order execution to provide a great user experience. The functions of our HY Pro will be enhanced from time to time to meet our clients’ needs.

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We believe we are well positioned in a fast-growing financial service segment with substantial growth demand. We are one of the few Chinese investor-focused online trading platforms that offer a diverse range of products and services. In the long run, Chinese investors are shifting and over-weighting their investments from traditional real estate holdings to financial assets, and from locally to globally. We believe we are well positioned to capitalize on the opportunities created by this expansion because of our existing foundation as a renowned financial service provider.

●	We have experienced management and talented team. We have a skilled and experienced management team. The majority of our team members have more than 12 years of experience in the finance and technology industries, with significant expertise in developing corporate strategies, monitoring compliance, decision making, credit risk management, and day-to-day operations. We are confident that our experienced and talented management team will be able to collaborate and steer the Company toward our growth objectives.

Our Growth Strategies

It is anticipated that the demand for online brokerage services among Chinese investors’ markets would continue to rise due to the increasing desire for a globally diversified asset allocation and better functionality of online brokers. Our objective is to establish a dominant position in the Hong Kong securities brokerage industry and to capitalize on the industry’s growth potential. We target to expand our customer base, boost our trading volume and provide our customers with access to more equities and derivative products around the globe on a 24/7 basis, and improve our technology and social networking capabilities via HY Pro, our user-friendly, consumer-focused platform. In addition, we want to consolidate our current market position in Hong Kong, bolster our competitive edge, and increase our corporate finance services for institutional clients, such as listed firms or potential clients eligible for listing. Through these strategies, we are able to offer our retail clients a greater variety of IPO placing and underwriting services. In addition, to help clients diversify their portfolios, we provide investment advisory and asset management services to help them achieve their long-term investment return and global diversification goals. We intend to execute the following strategies in order to attain these objectives.

●	Grow our client base and enhance our brand through user community and social engagement functions. We intend to increase customer loyalty by retaining active users, reactivating dormant accounts, acquiring new customers, and improving service quality in key markets such as Greater China. We want to launch an upgraded HY Pro with brand new social networking and chat functions, as well as embedded social media tools to build a network based for our users and facilitate communication between users, investors, companies, analysts, media, and key opinion leaders. Users can express their views on different stocks, which promotes the free flow of information, reduces information asymmetry, and supports in the investment decision-making process. User activities provide invaluable user data that can be used to guide the Company’s product development and monetization efforts.

●	Strengthen technological infrastructure. We anticipate developing our technological infrastructure and integrating the trading systems of other brokers via Application Programming Interface (API). With an improved technology infrastructure, we can provide customized Business-to-Business (B2B) solutions to different institutional clients. We plan to transform ourselves to specialize in the agency brokerage, wealth management, private client, and retail brokerage divisions of regulated brokers in AML-compliant nations, such as the United Kingdom, New Zealand, and Australia. To provide our users with the most user-friendly interface and seamless transaction experience, we aim to optimize our trading system, increase system concurrent accesses, improve the system’s stability and security, and increase the speed in execution & order matching.

●	Attract and build strong team of key talent. We believe that our employees are critical to our continued growth. We aspire to be a full-service financial services provider, so it is important that we have a team of experts in the field of securities dealing, corporate finance, investment advisory, and asset management. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages that include, but are not limited to, an equity incentive plan.

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Broaden our financial services by expand our product offering. We strive to provide comprehensive brokerage and value-added services to our customers. We target to apply for the Type 2 license – Dealing in Futures Contracts with the HKSFC. Once we obtain the Type 2 license, our platform HY Pro will be able to provide future contracts trading services for our users.

Our Risks and Challenges

The Company is subject to various risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the “Risk Factors” section and this prospectus in full. Below is a summary of the principal factors that make an investment in the Ordinary Shares speculative or subject to risk:

Risks Related to Our Business and Industry

Risks and uncertainties related to the Company’s business and industry include, without limitation, the following:

●	A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition. See “Risk Factors—Risks Related to Our Business and Industry—A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition” on page 19;

●	Hong Kong’s securities brokerage industry is highly competitive, and we are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate. See “Risk Factors—Risks Related to Our Business and Industry— We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate” on page 19;

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents” on page 20;

●	We may have difficulties to retain existing clients or attract new clients. See “Risk Factors—Risks Related to Our Business and Industry— We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve” on page 21;

●	Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability. See “Risk Factors—Risks Related to Our Business and Industry—Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability” on page 22;

●

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business” on page 32.

Risks Related to Doing Business in Jurisdictions We Operate

The Company is subject to risks and uncertainties relating to doing business in Hong Kong in general, including without limitation, the following:

●	Substantially all our operations are in Hong Kong. However, due to the long arm provisions under certain PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate —Substantially all our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 34;

●

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law) could impact our Hong Kong operating subsidiary. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate — The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law) could impact our Hong Kong operating subsidiary” on page 35;

●

There are political risks associated with conducting business in Hong Kong. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate — There are political risks associated with conducting business in Hong Kong” on page 36;

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After the completion of this offering, the Ordinary Shares may be delisted under the HFCA At if the PCAOB is unable to inspect our auditors. The delisting of the Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our auditor, WWC, P.C. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation” on page 37.

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We may subject to certain new PRC laws and regulations regarding cyber security, data protection and overseas listing. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate — We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 40.

Risks Relating to this Offering and Ownership of the Ordinary shares

The Company is also subject to risks relating to the Ordinary Shares and this offering, including without limitation, the following:

●

There has been no public market for the Ordinary Shares prior to this offering and an active trading market for the Ordinary Shares may not develop following the completion of this offering. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—There has been no public market for the Ordinary Shares prior to this offering and an active trading market for the Ordinary Shares may not develop following the completion of this offering” on page 41;

●	Our Ordinary Shares may experience extreme price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and investors may experience losses on their investment. . See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares— We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares” on page 42;

●

We may not be able to maintain a listing of the Ordinary Shares on Nasdaq after completion of this offering. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—We may not be able to maintain a listing of the Ordinary Shares on Nasdaq” on page 42;

●

As the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—As the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution” on page 43;

●

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way” on page 43;

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We have not historically declared or paid dividends on the Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—We have not historically declared or paid dividends on the Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares” on page 43;

●

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies” on page 44;

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We are exempt from certain provisions under the Exchange Act applicable to U.S. domestic public companies. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 45;

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As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Ordinary Shares. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Ordinary Shares” on page 45;

●

Solowin’s directors, officers and principal shareholders have significant voting power. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares— Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders” on page 44;

●

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law. See “Risk Factors—Risks Relating to this Offering and Ownership of the Ordinary shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law” on page 46.

Our Corporate History and Structure

We established Solomon JFZ under the Hong Kong laws on July 25, 2016. Solomon JFZ does not have any subsidiaries.

From July 2021 to October 2022, we carried out a series of transactions to reorganize the legal structure of the Company. As part of the reorganization, Solowin was incorporated as an exempted company under the laws of Cayman Islands on July 23, 2021. On October 17, 2022, Solomon JFZ, Solowin and Master Venus Limited, the shareholder of Solomon JFZ entered into a share exchange transaction, in which Master Venus Limited, transferred 100% ownership of Solomon JFZ to Solowin. Master Venus Limited is owned by three shareholders, Gemini Asia Holdings Limited, Fortune Dynasty Global Limited and Vulcan Worldwide Holdings Limited. As a result of this transaction, Solomon JFZ became our wholly-owned subsidiary and the former shareholders of Solomon JFZ became the owners of 100% of our outstanding Ordinary Shares.

Upon incorporation on July 23, 2021, one ordinary share, par value $1 per share, of Solowin was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Ling Ngai Lok on July 27, 2021. On the same day, Solowin issued additional 49,999 ordinary shares, par value $1 per share, to Ling Ngai Lok. On June 9, 2022, as a result of the above share exchange transaction with Solomon JFZ’s shareholders, Ling Ngai Lok transferred (i) 17,000 ordinary shares to Gemini Asia Holdings Limited; (ii) 16,500 ordinary shares to Fortune Dynasty Global Limited and (iii) 16,500 ordinary shares to Vulcan Worldwide Holdings Limited.

On December 7, 2022, (i) each of the existing issued and unissued shares of par value of $1.00 each of Solowin was subdivided into 10,000 shares of par value of $0.0001 each of Solowin; and (ii) the authorized share capital of Solowin was increased to $100,000 divided into 1,000,000,000 shares of $0.0001 each. On the same day, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited had surrendered 165,920,000 Ordinary Shares, 161,040,000 Ordinary Shares and 161,040,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share, to Solowin. As a result of the above surrenders, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited holds 4,080,000 Ordinary Shares, 3,960,000 Ordinary Shares and 3,960,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share. As such, Solowin has 12,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

The following diagram illustrates our corporate structure as of the date of this prospectus:

As of the date of this prospectus, our directors, officers and principal shareholders hold in aggregate 100% of the Ordinary Shares. After this offering, our directors, officers and principal shareholders will hold in aggregate [*]% or more of the Ordinary Shares. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering, the abovementioned shareholders, if they act together, will be able to control the management and affairs of our Company.

As advised by our Hong Kong counsel, Keith Lam Lau & Chan, based on their understanding of the current Hong Kong laws, as of the date of this prospectus, Solowin is not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors. In addition, as of the date of this prospectus, our operations in Hong Kong and our proposed public offering in the United States are not subject to the review nor prior approval of the CAC Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future with little advance notice. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate” beginning on page 34 of this prospectus for a discussion of these legal and operational risks that should be considered before making a decision to purchase the Ordinary Shares.

Licenses and Permissions

Save as disclosed below, as advised by our Hong Kong counsel, Keith Lam Lau & Chan, other than those requisite for a domestic company in Hong Kong engaged in the same business, we are not required to obtain any additional permission from any Hong Kong authorities.

Save as disclosed below, as of the date of this prospectus, our Hong Kong subsidiary has received from Hong Kong authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in Hong Kong, and no permission or approval has been denied. Such licenses and permissions include Type 1 license (dealing in securities), Type 4 license (Advising on securities), Type 6 license (advising on corporate finance) and Type 9 license (Asset management). The following table summarizes the licenses and permissions held by our Hong Kong subsidiary.

Company	License/Permit	Issuing Authority	Issuance Date	Term	Restrictions
	Type 1 license (dealing in securities)	Hong Kong Securities and Futures Commission	January 10, 2017	No expiration date	No Licensing Condition
	Type 4 license (Advising on securities)	Hong Kong Securities and Futures Commission	October 16, 2019	No expiration date	No Licensing Condition
Solomon JFZ (Asia) Holdings Limited	Type 6 license (advising on corporate finance, excluding acting as a sponsor of a listing applicant in an initial public offering and advising on the code on takeovers and mergers and share repurchases)	Hong Kong Securities and Futures Commission	May 13, 2021	No expiration date	The licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Buy-backs issued by the Commission & shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities
	Type 9 license (Asset management)	Hong Kong Securities and Futures Commission	October 16, 2019	No expiration date	No Licensing Condition

During the period from July10, 2022 up to the date of this prospectus, the Company has only one Responsible Officer to carry out Type 9 (asset management) regulated activities, namely, Mr. Wai Kin Leung who is not an executive director of the Company. On November 16, 2022, the Company submitted an application to register Mr. Ling Ngai Lok, an executive director of the Company, as a Responsible Officer to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities. As of November 30, 2022, HKSFC has accepted the said application and the Company has paid to HKSFC the requisite fees on December 6, 2022. As of the date of this prospectus, the registration of Mr. Ling Ngai Lok as a Responsible Officer to carry out the said types of regulated activities is still pending approval by the HKSFC. The Company has at all times kept HKSFC informed and to the best of knowledge, information and belief of the Company, HKSFC has not taken any issue as to this non-compliance as at the date of this prospectus. The Company is of the view that this non-compliance is immaterial in carrying out the Company’s ordinary businesses.

We do not believe our operations in Hong Kong and our proposed public offering in the United States are subject to the review nor prior approval of the CAC nor the CSRC. Specially, we do not currently expect the revised Cybersecurity Review Measures (the “revised CRM”) published by CAC on December 28, 2021, the CAC, to have an impact on our business, operations or this offering as we do not believe that Solomon JFZ is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because: (i) Solomon JFZ is incorporated and operating in Hong Kong and the revised CRM remains unclear whether it shall be applied to a Hong Kong company; (ii) Solomon JFZ operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, Solomon JFZ has collected and stored personal information of approximately 15,000 PRC individual clients, far less than one million users; and (vi) as of the date of this prospectus, Solomon JFZ has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review.

However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Solomon JFZ is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Solomon JFZ’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future. If Solomon JFZ (i) does not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently concluded that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and Solomon JFZ is required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless. In addition, if we do not receive or maintain our existing licenses, or we inadvertently conclude that governmental approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future and we fail to obtain such approval on a timely basis, we may be subject to governmental investigations, fines, penalties, orders to suspend operations and rectify any non-compliance, or prohibitions from conducting certain business or any financing, which could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause our securities to significantly decline in value or become worthless.

See “Risk Factors—Risks Relating to Doing Business in Jurisdictions We Operate— We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 40.

Transfer of Cash Through Our Organization

During the years ended March 31, 2022 and 2021 and up to the date of this prospectus, there was no transfer of assets among Solowin and its Hong Kong subsidiary. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, Solowin is permitted under the laws of Cayman Islands to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary Solomon JFZ by way of dividend payments.

Solomon JFZ is permitted under the laws of Hong Kong to provide funding to Solowin through dividend distribution. Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. In addition, there are no restrictions on foreign exchange and there are no limitations on the abilities of Solowin to transfer cash to or from Solomon JFZ or to investors under Hong Kong law. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Solowin and Solomon JFZ, across borders and to U.S. investors, nor there are any restrictions and limitations to distribute earnings from Solomon JFZ to Solowin and U.S. investors and amounts owed. Since the only transfer of cash between Solowin and Solomon JFZ were in the form of dividends and there are no limitations on the abilities of Solowin to transfer cash to or from Solomon JFZ or to investors under Hong Kong laws, Solowin has not established cash management policies that dictate how funds are transferred.

See “Dividend Policy”, and “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On June 10, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC promulgated the New Overseas Listing Rules for public comments. The draft New Overseas Listing Rules require Chinese domestic enterprise to complete filings with governmental authority and report related information. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the New Overseas Listing Rules.

On August 20, 2021, the SCNPC adopted the “Personal Information Protection Law of the People’s Republic of China” (the “PRC PIPL”), which became effective on November 1, 2021. The PRC PIPL applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On July 10, 2021, the CAC issued the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised CRM, which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. The revised CRM provides that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated and located in Hong Kong and Solomon JSZ does not control more than one million users’ personal information; (2) we have no subsidiary, VIE structure, nor any direct operations in the PRC; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the revised CRM, the PRC PIPL, and the draft New Overseas Listing Rules to have an impact on our business, operations, or this offering. Each of the revised CRM, the PRC PIPL, and the draft New Overseas Listing Rules remains unclear whether it shall be applied to a company based in Hong Kong. In addition, (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, its abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges.

See “Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate —We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 40.

Recent PCAOB Developments

After completion of this offering, our Ordinary Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in November 2021.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C. is headquartered in San Mateo, California, and did not appear as part of the report and was not listed under its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

For more detailed information, see “Risks Related to Doing Business in Jurisdictions We Operate — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation” on page 37.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Corporate Information

Our principal executive offices are located at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Solowin’s registered office is currently located at the office of Conyers Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands which may be changed from time to time at the discretion of directors.

Solowin’s agent for service of process in the United States is,          located at           .

Our website can be found at https://www.hyzq.com.hk/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Ordinary Shares.

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, that was first identified in China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

This outbreak of COVID-19 has caused companies such as ours, as well as our business partners, to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

The Offering

Shares offered	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise the over-allotment option in full).

Offering price	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per Ordinary Share.

Ordinary Shares issued and outstanding before this offering	12,000,000 Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares issued and outstanding immediately after this offering	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise the over-allotment option in full).

Over-allotment option	We have granted to the underwriters a 45-day option to purchase up to an additional 15.0% of the Ordinary Shares sold in the offering (up to [ ] additional Ordinary Shares) at the initial public offering price, less the underwriting discounts and commissions.

Underwriter Warrants	The registration statement of which this prospectus is a part also registers for sale the Underwriter Warrants to purchase Ordinary Shares equal to 5% of the total number of Ordinary Shares sold in this offering, including the number of Ordinary Shares issued upon the exercise of the underwriters’ over-allotment option, as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The warrants will be exercisable for a period of four and a half years after six months from the commencement of this offering at a per share exercise price of $[●] (120% of the public offering price of the Ordinary Shares). See “Underwriting.”

Use of proceeds

We expect to receive net proceeds of approximately $[ ] million from this offering, assuming an initial public offering price of $[ ] per Ordinary Share, being the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and no exercise of the underwriters’ over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for, among others, the expansion of our current business, strengthen our investment advisory business, funding the increase SFC capital requirements and the brand promotion. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in the Ordinary Shares involves risks and purchasers of the Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Ordinary Shares.

Lock-up	We, our directors and executive officers and any holder(s) of five percent (5.0%) or more of the outstanding Ordinary Shares of Solowin are expected to enter into lock-up agreements with the underwriters to agree not to sell, transfer or dispose of any Ordinary Shares, without the underwriters’ prior written consent, for a period of 180 days from the effective date of registration statement of which this prospectus forms a part. See “Underwriting.”

Proposed trading market and symbol	We intend to apply to list the Ordinary Shares on the [Nasdaq Capital Market] under the symbol “SWIN”.

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of March 31, 2022 and 2021 and for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance. The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

	Years Ended March 31
(In thousands, except share and per share data)	2022	2021
Statements of Income Data
Total revenue	$3,256	$1,181
Total expenses	4,432	1,883
Loss from operations	(1,176)	(702)
Total other income	197	57
Loss before income tax expense	(979)	(645)
Income tax expense	-	-
Net loss	$(979)	$(645)
Net loss per share
Basic and diluted	$(0.09)	$(0.08)
Weighted average number of shares outstanding
Basic and diluted	10,364,300	8,081,300

	As of March 31, 2022	As of March 31, 2021
Balance Sheet Data
Cash and cash equivalents	$977	$542
Current assets	9,097	13,244
Total assets	9,459	13,723
Current liabilities	7,459	12,160
Total liabilities	7,459	12,259
Shareholders’ equity	2,000	1,464
Total liabilities and shareholders’ equity	$9,459	$13,723

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS

The Ordinary Shares being offered under this prospectus are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of the Ordinary Shares, you should carefully consider the following factors relating to the Company’s business and prospects. You should pay particular attention to the fact that the Company conducts substantially all of its operations outside the U.S. and is governed by legal and regulatory environments that in some respects differ significantly from the environment that may prevail in the U.S. If any of the following risks actually occurs, the Company’s business, financial condition or operating results will suffer, the trading price of the Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the corporate finance markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

We operate in a highly-regulated industry and must comply with the applicable regulatory requirements in the jurisdictions it operates. Our major regulators include Cayman Islands Monetary Authority (CIMA) and Securities and Futures Commission of Hong Kong (HKSFC). These regulators and self-regulatory organizations govern our business operations in a variety of ways and conduct regular examinations of our business to monitor our compliance with applicable regulations. Among other things, we are subject to regulations with regard to (i) our sales practices, including our interaction with and solicitation of clients and our marketing activities; (ii) the custody, control and safeguarding of our clients’ assets; (iii) maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiary, Solomon JFZ; (iv) submitting regular financial and other reports to regulators; (v) licensing for our operating subsidiary and our employees; and (vi) the conduct of our directors, officers, employees and affiliates. In addition, as the online brokerage service industry in Hong Kong is at a relatively early stage of development, interpretation and enforcement of the applicable regulatory regime are subject to significant uncertainties, which may result in difficulties in determining whether our existing practices violate any applicable laws and regulations.

Compliance with these regulations is complicated, time consuming and expensive. Our ability to comply with all applicable laws and regulations is largely dependent on our internal compliance system, as well as our ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, we cannot assure you that we are able to prevent all possible violations. Non-compliance with applicable laws or regulations could result in sanctions being levied against us, including the imposition of fines or penalties, censures, restrictions on certain business activities, suspension or expulsion from a jurisdiction or market or the revocation or limitation of licenses, which could adversely affect our reputation, prospects, revenues and earnings. Furthermore, any future change in the regulatory, legal and industry environment for the securities brokerage, investment advisory, corporate finance and asset management may have a significant impact on our business.

In addition, we are subject to regular investigations, inquiries and inspections from the relevant regulatory bodies. For example, from time to time, our HKSFC-licensed subsidiary may be subject to or required to assist in inquiries or investigations by regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. Similarly, Solowin may be subject to CIMA’s on-site inspections and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews, investigation or inspections, the relevant regulatory authorities may take disciplinary actions against us. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant rules and regulations following the identification of any such misconduct or material non-compliance, which may result in regulators taking additional actions against it. We have not been inspected by HKSFC so far. We have an external audit carried out every year, and we have hired an external compliance consulting company since September 1, 2021 on compliance review and checking.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents.

We operate in a heavily regulated industry, which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our clients include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may in the future take the position that we are required to obtain licenses or otherwise comply with local laws and regulations in order to conduct our business with residents living in those jurisdictions. In any jurisdictions, if we fail to comply with the regulatory requirements, we may risk being disqualified for our existing businesses or being rejected for renewal of our qualifications and/or licenses upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

Specifically, we do not hold any licenses or permits from any PRC regulatory bodies for our securities brokerage business. Currently, a large number of our clients are PRC residents and other independent contractors are providing supporting services remotely from the PRC. The transactions on our trading platform are all conducted outside PRC and our current activities in China does not require a securities brokerage license, a making license or permit under existing PRC securities laws and regulations. However, there remains uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities-related business in China. We cannot assure you that our current operating model will not be deemed as operating securities brokerage business in China, subjecting us to further inquiries or rectifications. If certain of our activities in China were deemed by PRC regulators to be providing securities brokerage services, investment consulting services or stock options brokerage business in China, we would be required to obtain the required licenses or permits from the relevant regulatory bodies, including CSRC. The failure to obtain such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our business relations with PRC individuals and entities, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.

A majority of our clients are PRC residents and are therefore subject to the restrictions under the rules and regulations promulgated by the State Administration of Foreign Exchange (the “SAFE”), regarding the conversion of Renminbi into foreign currencies and the remittance and the use of such funds outside China. Under current PRC foreign exchange regulations, each PRC citizen is permitted to convert up to an aggregate of $50,000 equivalent Renminbi each year for appropriate personal use. Such appropriate use does not include direct investment into secondary stock markets, futures, insurances, asset management products or other trading. PRC residents who intend to convert Renminbi into U.S. dollars exceeding such quota are required to go through additional application and review procedures with commercial banks designated by the SAFE. In addition, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. Although we require our clients to comply with the relevant rules and regulations in the agreements we enter into with them, we cannot assure you that our clients will follow the rules and regulations or the provisions in the agreements at all times. We do not handle the Renminbi cross-border currency conversion for our Chinese clients through any of our accounts or entities, and we do not require our clients to submit evidence of approval or registration with respect to the foreign currency used for offshore investments. We cannot assure you that our current operating model, which includes redirecting our clients to open accounts with third party service provider, will be not deemed as assisting with the currency conversion by SAFE. In such cases, we may face regulatory warnings, correction orders, condemnation and fines, and may not be able to conduct our current business in the future. In addition, any misbehavior or violation by our clients of applicable laws and regulations could lead to regulatory inquiries, investigations or penalties that involve us.

Since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant discretion in interpreting, implementing and enforcing the foreign exchange rules and regulations, and due to many other factors that are beyond our control and ability to anticipate, we may face more severe consequences, including being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients, remove our account opening functions, or suspend our operations pending an investigation or indefinitely. In such cases, we may face regulatory warnings, correction orders, condemnation, fines and confiscation of income, and may not be able to conduct our current business in the future. We may also be subject to regular inspections from relevant authorities from time to time. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

In addition, if the PRC government further tightens the amount of currency exchange allowed for PRC residents, increases control over the remittance of currency out of the PRC, restricts the assistance or participation of any non-resident entities in the currency conversion, or specifically prohibits any exchanges for securities-related investment purposes, the trading activities of Chinese residents on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission and market making income depends heavily on the total trading volume facilitated on our platform, the occurrence of any of the above regulatory changes would have a material and adverse impact on our business, operating and financial results.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

We derive a significant portion of our revenues from our commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The rapidly growing trading volume on our platform is primarily driven by the increasing number of our active clients. Our total revenue-generating clients declined 56% from 4,818 as of March 31, 2021, to 2,104 as of March 31, 2022. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

Our ability to retain existing clients is dependent upon multiple factors, some of which are beyond our control. Our clients may not continue to place trading orders or increase the level of their trading activities on our platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices and provide a satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using our platform altogether. Even if we are able to provide high-quality and satisfactory services on our platform in a timely manner and at favorable pricing terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increase trading transactions, in part due to reasons beyond our control, such as the personal financial situation of our clients or the deterioration of capital markets generally. We have taken efforts in attracting new clients and expanding our brand influence, and we plan to continue doing so. However, these efforts may not be cost effective and we cannot assure you that we will be able to grow our client base as we expect, which may in turn materially and adversely affect our business operations and prospects.

Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions. We charge our clients commission from our securities brokerage services. Revenues generated from commission amounted to approximately $1.8 million, and $0.77 million for the fiscal years ended March 31, 2022 and 2021, respectively. We began our IPO subscription services in June 2020, and the commission from these services became the largest contributor to our total revenues in fiscal years ended March 31, 2022 and 2021. We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements.

We cannot guarantee the profitability of the investments made by clients on our trading platform. The profitability of our clients’ investments is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed.

Moreover, many of our clients are retail investors, who are less sophisticated compared with institutional investors. Although we include prominent risk warnings and disclaimers on our apps throughout the transaction process and, in accordance with relevant regulations, have designed an appropriateness test to assess the level of experience and risk level of the client to assess whether certain services or products are appropriate for such client, there is no guarantee that the appropriateness test for any product is adequate.

Clients who have suffered from unfavorable trading results, financial losses, or even liquidity issues in connection with the financial losses may attribute their losses to us and/or may discontinue trading with us, which may have a material and adverse effect on our business and results of operation. Some clients who have suffered substantial losses on our platform may seek to recover their damages from us or bring lawsuits against us. These allegations against us, regardless of their veracity, may negatively affect our reputation and clients’ confidence with us. If we were to become the subject of any unfavorable allegations or lawsuits, whether such allegations are proven to be true or untrue and regardless of the outcome of the lawsuits, we may have to expend a significant amount of resources to investigate and/or defend itself, which could divert our management’s attention from the day-to-day operations. In addition, if any litigation or other legal proceeding to which we are a party is resolved adversely, we may be ordered to pay a substantial amount of damages or compensation to the other party, which could adversely affect our business, financial condition and results of operations.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

Our regulated operating subsidiary, Solomon JFZ, is subject to various regulatory capital requirements, including minimum capital requirements, capital ratios and buffers established by competent authorities in their respective jurisdiction. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position.

As of March 31, 2022, Solomon JFZ was in compliance with its respective regulatory capital requirements. However, if Solomon JFZ fails to remain well-capitalized for regulatory purposes, CIMA and HKSFC may take actions against it and its business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

Our risk management policies and procedures may not be adequate and effective, which may expose us to unidentified or unexpected risks.

Our business activities expose us to various risks, including regulatory environment risk, market condition risk, credit risk, liquidity risk, capital adequacy risk and operational risk. We are dependent on our risk management policies and procedures and adherence to our Internal Control and Compliance Manual as well as the latest regulatory policies and procedures by our staff to manage the risks inherent in our business. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks. Some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause our risk management strategies to be ineffective.

In addition, we may fail to update our risk management system as needed or as fast as the industry evolves, which may weaken our ability to identify, monitor and control new risks. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. These may adversely affect our results of operations and financial conditions.

Fluctuations in exchange rates could have a material adverse effect on our results of operations.

The functional currency for Solomon JFZ, our Hong Kong subsidiary, is Hong Kong dollars. However, the financial statements we provided to you and filed with the SEC are presented in U.S. dollars. Our assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Any such translation may result in gains or losses, which are recorded under other comprehensive income (loss) in the financial statements. Changes in the exchange rates between the Hong Kong dollars or other currencies to the U.S. dollars could have a material effect on our results of operations. The value of Hong Kong dollars against U.S. dollars and other currencies is affected by a variety of factors which are beyond our control, including, among other things, changes in Hong Kong’s or China’s political and economic conditions. In addition, our Ordinary Shares offered by this prospectus are denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail, or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leak, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients’ confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

Negative publicity about the securities brokerage industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We had incurred net losses in the past, and we may incur losses again in the future.

We had net losses of US$0.98 million and US$0.73 million in fiscal years ended March 31, 2022 and 2021, respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plan in the future, which will result in significant share-based compensation expenses to us. We generated approximately 56.6% and 64.9% of our total revenues from securities related services charged to our clients who trade on our platform in fiscal years ended March 31, 2022 and 2021, respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

We collaborate with a number of external service providers in providing services to our clients for technology, processing and supporting functions, including, other market makers to which we pass on certain orders, referring brokers we collaborate with for client acquisition, custody banks, securities exchanges, clearing agents and online payment service providers. Furthermore, external content providers provide us with financial information, market news, charts, option and stock quotes and other fundamental data that we offer to our clients.

These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of their confidential client, employee or company information, deterioration in their performance, interruption in these third-party services or software, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, harm our reputation or otherwise be disruptive to our business. For instance, when there is a sudden surge in trading volume caused by a large amount of concurrent orders, usually subsequent to a major social event, we may not be able to retrieve the real-time quote due to delays or interruptions of third party systems, which may cause a delay in the exercise of automatic settlements initiated by our risk management system. Such delays may result in negative balance in our clients’ account and a potential loss to it. Also, we have contracted with external payment service providers to facilitate our clients’ payment procedures for trading and transactions through our platform. Any failure by these service providers to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability.

Furthermore, if our arrangements with any of these external service providers are terminated, we may not be able to find an alternative source to support us on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition and results of operations.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased client satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, changes in client usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyber-attacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

It could take an extended period of time to restore full functionality to our IT systems or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and client confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

While we devote substantial attention and resources to the reliability, capacity and scalability of our systems, extraordinary trading volume could cause our computer systems to operate at unacceptably slow speeds or even fail, affecting our ability to process client transactions and potentially resulting in some clients’ orders being executed at prices they did not anticipate. Disruptions in service and slower system response time could result in substantial losses and decreased client satisfaction. We are also dependent on the integrity and performance of securities exchanges, clearinghouses and other intermediaries to which client orders are routed for execution and clearing. System failures and constraints and transaction errors at such intermediaries could result in delays and erroneous or unanticipated execution prices, cause substantial losses for our clients and for ourselves, and subject us to claims from our clients for damages.

We currently maintain a disaster recovery and business continuity plan, which is intended to minimize service interruptions and secure data integrity, however, our plan may not work effectively during an emergency. IT system failures may lead to interruption of our operations, which in turn will prevent our clients from trading and hence significantly reduce client satisfaction and confidence in us, cause loss or reduce potential gain for our clients, or cause regulatory authorities’ investigation and penalization. Any such system failure could impair our reputation, damage our brand, subject us to claims and materially and adversely affect our business, financial condition, operating results or prospects.

Failure of third-party systems upon which we rely could adversely affect our business operation.

Due to the rapid pace of technological changes in online securities brokerage industry, parts of our business rely on technologies developed or licensed by third parties, for example, we conduct our securities brokerage and online trading business through a trading platform licensed from third parties. Any interruption in the third parties’ services, or deterioration in the third parties’ performance or quality could adversely affect our business operation. Moreover, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all, which could materially impact our business and results of operations.

We may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions on us our external service providers.

Our platform collects, stores and processes certain personal and other sensitive data from our users. The massive data that we have processed and stored makes us or external service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulation in numerous jurisdictions, any inability to protect confidential information of our clients could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate or enable our business activities. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our counterparties. Any cyber-attack, computer virus, physical or electronic break-ins or similar disruptions of such third-party service providers could, among other things, adversely affect our ability to serve our users, and could even result in the misappropriation of funds of our investors and borrowers. If that were to occur, both we and third-party service providers could be held liable to clients who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to risk relating to misappropriation of funds of our clients, which may subject us to liabilities, reduce the attractiveness of our marketplace and cause reputational harm and adversely impact our results of operations and financial condition.

We invest significantly in research and development, and to the extent the Company’s research and development investments are not directed efficiently or do not result in material enhancements to the Company’s technology competencies, the Company’s business and results of operations would be harmed.

A key element of the Company’s strategy is to invest significantly in the Company’s research and development efforts to enhance the features, functionality, performance, security, availability and ease of use of the Company’s platform and software offerings to address additional applications and use cases that will broaden the appeal of the Company’s platform and facilitate the broad use of the Company’s platform across customers with digital transformation needs. If we do not spend the Company’s research and development budget efficiently or effectively on compelling enhancements, innovations and technologies, the Company’s business may be harmed, and we may not realize the expected benefits of the Company’s strategy at all or on the timeline we expect. We will need to appropriately deploy the Company’s human resources and may need to hire new employees with highly technical skills, or we may not be able to effectively execute on the Company’s research and development strategy. The Company’s ability to conduct research and development activities as planned may also be negatively impacted by the COVID-19 pandemic. Moreover, research and development projects can be technically challenging and expensive. As a result of the nature of research and development cycles, there will be delays between the time we incur expenses associated with research and development activities and the time we are able to offer compelling enhancements to the Company’s platform and software offerings and generate revenue, if any, from those activities. Additionally, anticipated customer demand for a platform or application enhancement we are developing could decrease after the development cycle has commenced. If we expend a significant amount of resources on research and development efforts that do not lead to the successful introduction of functionality or platform improvements that are competitive in the Company’s current or future markets, the Company’s business and results of operations will suffer.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We derived a substantial portion of revenue from a small number of key clients.

In fiscal years ended March 31, 2021 and 2022, we derived a substantial portion of our revenue from a small number of key clients. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected. However, as the trading platform expands, we anticipate, but without assurance, that this concentration may possibly be decreasing in the future.

We may fail to implement new business lines, or introduce new products and services to our clients, or we may fail to successfully expand our business.

Our future success is dependent upon on our ability to implement new business lines and offer new products and services, to better respond to market changes and clients’ evolving needs. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. We may invest significant time and resources in developing and marketing new lines of business and/or new products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. In addition, new service offerings may not be accepted by the market or be as profitable as we expect. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

In addition, our strategy to expand business operation and enter into new markets may subject us to additional risks. As we enter into markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. To continue to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results.

Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation.

It is not always possible to identify and deter fraud, misconduct or errors by directors, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. Although we have not identified any material fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties since we commenced our current businesses in 2016, if any of these persons or entities were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

A significant decrease in our liquidity could negatively affect our business and financial management as well as reduce client confidence in us.

Maintaining adequate liquidity is crucial to our business operations. We are subject to liquidity and capital adequacy requirements in Hong Kong, China and Cayman Islands. We meet our liquidity needs primarily through cash generated by operating activities and capital contribution, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our clients’ confidence, which could result in the loss of client trading accounts or cause us to fail to satisfy liquidity requirements of regulatory authorities. In addition, failure to meet regulatory capital guidelines can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights.

In addition, our ability to satisfy our liquidity and capital needs may be affected by a variety of factors, some of which are beyond our control, including, macroeconomic and socio-political conditions, fluctuations in cash or deposit balances, increased capital requirements, changes in regulatory guidance or interpretations, or other regulatory changes. If cash generated by client trading activities and operating earnings is not sufficient for our liquidity needs, we may be forced to seek external financing. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. Financing may not be available on acceptable terms, or at all, due to market conditions or disruptions in the credit markets. If we experience any significant decrease in our liquidity, our business, financial condition and results of operations could be adversely impacted.

We may not succeed in promoting and sustaining our brand.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients to our platform. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new investors and borrowers in a cost-effective manner or convert potential investors and borrowers into active investors and borrowers on our marketplace.

Our efforts to build our brand may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

We collect client information during the account opening and during registration for member and we screen accounts against public databases and collaborate with external KYC/AML vendors for the purpose of verifying client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, to reduce the risk of being subject to complex U.S. laws and regulations, we do not allow U.S. citizens or residents to open an account with us. We require our potential clients to provide their passports or identity cards as well as self declaration about the foreign status of beneficial owner, we have licensed personnel review the applications and resolve KYC results before approve for account opening. However, if a potential client only provides his PRC identity card, which is usually valid for 10 years or more, and misinforms us that he does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all times. Despite our efforts to exclude persons who reside in jurisdictions where we have no license or permit such as the United States, our provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations. In particular, following the consummation of the Business Combination, as we become increasingly renown in the United States and worldwide, there is no assurance that we will be able to successfully identify and exclude all persons who resides in jurisdictions where we have no license or permit to operate, including the United States. If U.S. citizens and residents were to register on and begin using our platform, we may be subject to the scrutiny of U.S. regulatory agencies and required to comply with applicable laws and regulations in the United States, including the requirements to obtain relevant licenses and permits for providing our products to U.S. citizens and residents. We currently do not intend to apply for such licenses and permits in the United States, and if we determine to do so, there is no guarantee that we will successfully obtain such licenses in a timely fashion, or at all. We could be subject to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

In addition, although we have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have trainings for our employees in all of our departments, our KYC system and procedures cannot be foolproof. Any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation.

Our clients may engage in fraudulent or illegal activities on our platform.

We have implemented stringent internal control policies, insider trading, anti-money laundering and other anti-fraud rules and mechanisms on our platform, for example, we cooperated with third party search system service provider to check if our clients are politically exposed persons or on certain sanction lists (including but not limited to the lists of money laundering, terrorist financing or other crimes). Nevertheless, we remain subject to the risk of fraudulent or illegal activities both on our platform and associated with our clients, funding and other business partners, and third parties handling client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities.

Any misbehavior of or violation by our clients of applicable laws and regulations could lead to regulatory inquiries and investigations that involve it, which may affect our business operation and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities, for example, money laundering, insider trading and securities fraud, could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. Although our client agreements require clients to acknowledge that they will observe all insider trading, money laundering and securities fraud laws and regulations in applicable jurisdictions and to assume liabilities for all restrictions, penalties and other responsibilities arising from conducts suspected to constitute insider trading, money laundering and/or, securities fraud, we cannot verify whether every transaction conducted by our clients is in compliance with such laws and regulations because our clients may circumvent our due diligence measures to commit insider trading and/or money laundering. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation, reduce the trading volume on our platform and therefore harm our operating and financial results.

In addition, we could also suffer serious harm to our reputation, financial condition, client relationships and even be subject to regulatory sanctions and significant legal liability, if any of our employees engage in illegal or suspicious activities or other misconduct. See “Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation.” Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Our business depends on the continued efforts of our senior managements, Mr. Shing Tak Tam, Ms. Lili Liu, Mr. Tze Bun Cheng and Mr. Pong Ming Ting. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management. While we provide a variety of attractive incentives to our management, we cannot assure you that we can continue to retain their services. We cannot assure you that our existing senior management members will not terminate their employment with us in the future. In addition, we do not have any key man insurance for our executive officers or key employees. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, there is no assurance that any member of our management team will not join one of our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

User growth and activity on mobile devices depend upon effective use of mobile operating system, networks and standards, over which we do not have control.

As of the date of this prospectus, a majority of our clients access our services through PC, however, we expect to see a growing number of our clients access our services through our mobile apps in the future. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In April 2021, we launched our newly developed all-in-one Solomon app. There are substantial uncertainties associated with the newly launched app, including compatibility with mobile operating systems, and we cannot assure you we could operate successfully or as we expected.

In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our services into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have users utilize our services on mobile devices. We are further dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as iOS, Android and PC platform, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products could adversely affect the usability of our services on mobile devices. In the event that it is more difficult for our users to access and utilize our services on their mobile devices, or if our users choose not to access or utilize our services on their mobile devices or to use mobile operating systems that do not offer access to our services, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, PRC, the Cayman Islands, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected. As the date of this annual report, the application for one of our trademarks is still pending. If we are unable to complete these registrations, we may not be able to prohibit unauthorized use or prevent other infringements of these trademarks.

We have no business liability or disruption insurance, which could expose us to significant costs and business disruption.

The insurance industry in Hong Kong is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover the Company’s operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect the Company’s results of operations and financial condition.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Solowin is a holding company, and it relies on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. While we do not expect to pay cash dividends in the foreseeable future. if our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if our Hong Kong subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intent to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; and (ii) appointing independent directors, establishing an audit committee and strengthening corporate governance. We intent to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to Doing Business in Jurisdictions We Operate

Substantially all our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Solowin is a holding company and we conduct our operation through our operating subsidiary Solomon JFZ in Hong Kong. Our operations are primarily located in Hong Kong and most of our clients are residing in PRC, New Zealand, and Australia. Hong Kong is a Special Administrative Region of the PRC. The laws previously enacted in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. As at the date of this prospectus, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. We do not hold personal information of more than one million users and we believe that this offering is not subject to PRC cybersecurity review. In addition, as of the date of this prospectus, our public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. We have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, since our HY Pro is available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PRC PIPL, we cannot assure you that we will comply with such regulations in all respects. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such shares to significantly decline or become worthless. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law) could impact our Hong Kong operating subsidiary.

On June 30, 2020, the SCNPC adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022.

In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If we and our subsidiary are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

A downturn in the Hong Kong, China or the global economy, and changes in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law enacted by the SCNPC in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China.

These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation.

U.S. public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in HK SAR. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including HK SAR, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in HK SAR and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act and it was signed into law on December 18, 2020.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. Accordingly, if we are determined by the SEC to be a Commission-Identified Issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which we are identified. In the event that we are deemed to have had three consecutive “non-inspection” years by the SEC, our securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States. Moreover, if the AHFCA Act is enacted into law, it would reduce the time before our securities may be prohibited from trading or delisted from three years to two years.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, WWC, P.C., is not headquartered in the PRC or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Our current auditor is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no current intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our Hong Kong subsidiary, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future after the offering that it cannot inspect or fully investigate our auditor at such future time, trading in our securities would be prohibited under the HFCA Act.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. When the PCAOB reassesses its determinations in 2023 and beyond, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of our Ordinary Shares after this offering would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

PRC regulations relating to offshore investment activities by PRC residents may subject us or our PRC resident beneficial owners to liability or penalties, limit our ability to conduct business in the PRC or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to beneficial owners of our Ordinary Shares who are PRC residents. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

As of the date of this prospectus, to our knowledge, the beneficial owner of Solowin’s shareholder, FORTUNATE DYNASTY GLOBAL LIMITED is a PRC resident who has not completed the initial registrations with the qualified banks as required by SAFE regulations. There is a risk that such beneficial owner might be subject to a fine up to RMB50,000 (approximately $7,150) by SAFE for the failure to complete the required registration. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will always comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, or restrict our cross-border business activities, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules, and many have retroactive effects. Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. We may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Section 132 of Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) requires a person (including a corporation) to apply for prior approval from the HKSFC to become a substantial or continue to be shareholder of a HKSFC-licensed company in Hong Kong. Under the SFO, a person is regarded as a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in share in the licensed company the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the licensed company, or is entitled to, either directly or indirectly, exercise or control the exercise of the voting power of more than 10% of the voting power at general meetings of the licensed company, or hold shares in any other corporation which entitles the person, either alone or with any of his associates and either directly or indirectly, exercises or control the exercise of 35% or more of the voting power at the general meetings of the other corporation, of or a further corporation, that controls either alone or with any of its associates and either directly or indirectly, more than 10% of the voting power at general meetings of the licensed company. Further, all potential parties who will be new substantial shareholder(s) of our HKSFC-licensed subsidiary, Solomon JFZ, is required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Solowin JFZ, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our Ordinary Shares upon the consummation of a future proposed business combination.

We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the SCNPC enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC promulgated the New Overseas Listing Rules for public comments. The draft New Overseas Listing Rules require Chinese domestic enterprise to complete filings with governmental authority and report related information. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the New Overseas Listing Rules.

On July 10, 2021, the CAC issued the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. The revised CRM provides that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated and located in Hong Kong and Solomon JSZ does not control more than one million users’ personal information; (2) we have no subsidiary, VIE structure, nor any direct operations in the PRC; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the revised CRM, the PRC PIPL, and the draft New Overseas Listing Rules to have an impact on our business, operations, or this offering. Each of the revised CRM, the PRC PIPL, and the draft New Overseas Listing Rules remains unclear whether it shall be applied to a company based in Hong Kong. In addition, (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, its abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the draft New Overseas Listing Requirements are adopted into law in the future and becomes applicable to our operating subsidiary, if our operating subsidiary is deemed to be an “operator” that is required to file for cybersecurity review before listing in the United States, or if the revised CRM or the PRC PIPL becomes applicable to our operating Hong Kong subsidiary, our business operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC overseas issuance and listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Risks Related to this Offering and Ownership of the Ordinary shares

There has been no public market for our Ordinary Shares prior to this offering and an active trading market for our Ordinary Shares may not develop following the completion of this offering.

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply for the listing of our Ordinary Shares on the [Nasdaq Capital Market] under the symbol “SWIN.” If our application to the [Nasdaq Capital Market] is not approved or we otherwise determine that we will not be able to secure the listing of the Ordinary Shares on the [Nasdaq Capital Market], we will not complete the offering. Even if our Ordinary Shares are approved for listing on Nasdaq, a liquid public market for our Ordinary Shares may not develop or, if developed, may not be sustained, following the completion of this offering. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price following the completion of this offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The market price of the Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The public offering price of the Ordinary Shares has been determined through negotiations between the underwriters and us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. After this offering, the market price for the Ordinary Shares is likely to be volatile and could fluctuate widely due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such share price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with relatively smaller public floats. After the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering and the concentration of ownership of our Ordinary Shares in our principal shareholders. As a relatively small-capitalized company with a small public float after this offering, the share price of our Ordinary Shares may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of our Ordinary Shares are low, holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares.

We may not be able to maintain a listing of the Ordinary Shares on Nasdaq.

Assuming that the Ordinary Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, the Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Ordinary Shares. The delisting of the Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us and the Company’s business. We do not have any control over these analysts. If an analyst downgrades our Ordinary Shares or publishes unfavorable research about the Company’s business, the Company’s share price would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

As the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your Ordinary Shares than the amount paid by Solowin’s existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[    ] per share to new investors purchasing the Ordinary Shares in this offering, assuming a public offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in the Ordinary Shares will be diluted upon completion of this offering.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Company intends to use the net proceeds of this offering for several purposes including enhancing our technological infrastructure, marketing our products and increasing our client base, strengthening our core services offerings, attracting a strong team of key talent, launching our margin financing business and enhancing our brand. Accordingly, management of the Company will have substantial discretion in applying the net proceeds to be received by the Company. However, based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

We have not historically declared or paid dividends on the Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares.

We have not historically declared or paid dividends on the Ordinary Shares. We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of the Company’s board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s board of directors may deem relevant.

We may issue additional equity or debt securities, which are senior to the Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders of Ordinary Shares. In addition, any additional preferred shares, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders of Ordinary Shares. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Ordinary Shares and diluting your interest in our company.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [ ] Ordinary Shares are issued and outstanding before the consummation of this offering. An aggregate of [●] Ordinary Shares will be issued and outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Ordinary Shares.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and principal shareholders hold in aggregate [*]% or more of our shares. After this offering, our directors, officers and principal shareholders will hold in aggregate [*]% or more of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We expect to qualify as a foreign private issuer upon the completion of this offering. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Solowin’s amended and restated memorandum and articles of association provide that upon the requisition of any one or more of its shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of the company entitled to vote at general meetings, the board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, Solowin’s amended and restated memorandum and articles of association do not provide its shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Certain judgments obtained against us by Solowin’s shareholders may not be enforceable.

Solowin is a Cayman Islands company and substantially all of the Company’s assets are located outside of the United States. Substantially all of the Company’s current operations are conducted in Hong Kong.

In addition, all of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers. See “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders. See “Description of Share Capital—Differences in Corporate Law.”

Solowin’s amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Solowin’s shareholders’ opportunity to sell their shares at a premium.

Solowin’s amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Solowin’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Solowin’s board of directors has the authority, without further action by its shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Solowin’s board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of the Ordinary Shares may be materially and adversely affected. In addition, Solowin’s amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is less than certain, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation— United States Federal Income Tax Considerations— Passive Foreign Investment Company Considerations.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (“ES Act”) that came into force on January 1,2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Solowin; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

General Risk Factors

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s products, the business, and the financial condition and results of operations of the Company and its customers.

The comparatively slower rate of increase in the Chinese gross domestic product (“GDP”) in recent years has adversely affected the Company’s results of operations. If GDP continues to increase at a slow rate or if economic growth declines, demand for the products we sell will be adversely affected. In addition, volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on the business, financial condition and results of operations of the Company and the Company’s customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of the Company’s accounts receivable, which could have a material adverse effect on the Company’s business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of the Company’s customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

Inclement weather, widespread outbreak of an illness, anti-terrorism measures and other disruptions could negatively affect various aspects of the Company’s business including the Company’s supply chain, distribution system and operations, and could result in reduced demand from the Company’s customers.

The Company’s ability to provide efficient distribution of products to the Company’s customers is an integral component of the Company’s overall business strategy. Disruptions at shipping ports or the closure of roads or imposition of other driving bans due to natural events such as flooding, earthquakes, tornadoes and blizzards may affect the Company’s ability to deliver products to the Company’s customers on a timely basis, which may in turn adversely affect the Company’s results of operations.

Additionally, widespread outbreaks of an illness such as a pandemic and actions taken to contain or prevent further spread of such diseases could substantially interfere with general commercial activity related to the Company’s supply chain and customer base, which could have an adverse effect on the Company’s business, financial condition and results of operations. If the Company’s operations are curtailed, we may need to seek alternate sources of supply which may be more expensive, unavailable or may result in delays in shipments to us from the Company’s supply chain and to the Company’s customers. Further, if the Company’s customers’ businesses are similarly affected, they might delay or reduce purchases from us, which could adversely affect the Company’s results of operations.

We and our directors and officers may from time to time be subject to claims, controversies, lawsuits and legal proceedings.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results.

Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our marketplace. Moreover, besides COVID-19, our business could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where most of our directors and management and a majority of our employees currently reside. In addition, some of our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.

Our revenues depend substantially on our clients’ trading volume, which are influenced by the general trading activities in the market. Trading activities are directly influenced by a variety of factors beyond our control, including economic and political conditions, macro trends in business and finance, investors’ interest level in trading and legislative and regulatory changes in the jurisdictions where we operate. Any of these or other factors may cause trading activity levels in our industry to fluctuate and adversely affect our business and results of operations.

For example, since June 2019, there has been large and frequent riots in Hong Kong following the forfeited extradition bill, many of which have been violent. The sustained riot has already caused a material adverse effect on Hong Kong’s economy and social order, which in turn negatively impacted on our insurance agency business as fewer Chinese clients had come to Hong Kong for insurance purchase. There can be no assurance when these tensions will end or that situation will not escalate in the future. Any future increase in tension or failure to restore public and social order by the Hong Kong government could adversely impact the security and stability of Hong Kong, in particular, Hong Kong’s financial market.

Moreover, following the outbreak and spread of COVID-19 as well as the OPEC-Russia oil price war, on March 9, 2020, all three major U.S. trading indexes, Dow Jones Industrial Average, S&P 500 Index and the NASDAQ-100 dropped significantly, leading to a 15-minute circuit breaker that halted the trading. The circuit breaker was triggered several additional times during the days that followed, which led to multiple large declines in the trading indexes. Other stock markets in the rest of the world have also experienced similar falls in stock prices. The volatility of global stock market may adversely affect our clients’ confidence and willingness in trading and/or investing in the financial market. As a result, our operating results may be subject to significant and unpredictable fluctuations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[    ] million, or approximately $[    ] million if the underwriters exercise the over-allotment option in full, after deducting underwriting discounts and commissions, the underwriters’ non-accountable expenses and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[●], after deducting the underwriting discounts and commissions, the underwriters’ non-accountable expenses and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for the Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional working capital. We currently intend to use the net proceeds of this offering as follows:

●

approximately 30%, or $[ ] million, to fund the expansion of our business, including enhancing our HY Pro application, enlarge our product and service offerings, and conducting strategic investments and acquisitions in complementary businesses. We have not identified any specific investments or acquisition opportunities at this time;

●

approximately 25%, or $[    ] million, to strengthen our investment advisory business by recruiting additional experienced professional staff including responsible officers and licensed representatives to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide our services] and [develop dealing in futures contracts services after we obtain Type 2 license with the HKSFC;

●

approximately 20%, or $[    ] million, to fund the increasing SFC capital requirements proportion to the enlarged client base and increase of client assets, to develop our margin financing business for securities listed on the Hong Kong Stock Exchange and major stock exchanges in the U.S. as well as qualified securities under the Hong Kong, Shanghai and Shenzhen Stock Connect;

●	approximately 20%, or $[ ] million, to fund the brand promotion as well as hiring of additional sales and marketing personnel; and

●	Approximately 5%, or $[ ] million, to adopt employee incentive plan and otherwise improve employees benefits.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest the net proceeds of this offering in short-term, interest-bearing bank deposits or debt instruments. See “Risk Factors—Risks Related to this Offering and the Market for the Ordinary Shares Generally—We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.”

DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

Solowin’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, or would be in violation of the relevant provisions, if any, of the Company’s amended and restated memorandum and articles of association. Even if the board of directors of Solowin decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Solowin is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its Hong Kong subsidiary for its cash requirements, including any payment of dividends to its shareholders. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our total capitalization as of March 31, 2022:

●	on an actual basis; and

●

on an as adjusted basis to give effect to the issuance sale of [    ] Ordinary Shares in this offering at an assumed initial public offering price of $[    ] per Ordinary Share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions, the underwriters’ non-accountable expenses and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2022
	Actual (in thousands)	As Adjusted(1) (in thousands)
Cash and cash equivalents	$977	$
Debt
Short term borrowings	-
Long-term borrowings	-
Total debt	-
Shareholders’ equity
Ordinary Shares, par value $0.0001; 1,000,000,000 shares authorized and 12,000,000 share issued and outstanding, actual; 1,000,000,000 shares authorized and [ ] share issued and outstanding, as adjusted	1
Additional paid-in capital	4,785
Accumulated losses	(2,777)
Accumulated other comprehensive loss	(9)
Total shareholder’s equity	2,000
Total capitalization	$2,000	$

(1)

As adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulative deficit, accumulative other comprehensive loss, total shareholder’s equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of Ordinary Shares offered hereby, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, the underwriters’ non-accountable expenses and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $[    ] per Ordinary Share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[    ] million.

DILUTION

If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the assumed initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for the presently outstanding Ordinary Shares.

Our net tangible book value was approximately $[    ] million, or $[    ] per Ordinary Share, as of March 31, 2022. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting deferred tax assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share after giving effect to the proceeds we will receive from this offering, at an assumed initial public offering price of $[    ] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, the underwriters’ non-accountable expenses and estimated offering expenses payable by us.

After giving effect to the sale of $[    ] of Ordinary Shares in this offering at an assumed initial public offering price of $[    ] per Ordinary Share, the midpoint of the estimated initial public offering price range, assuming no exercise of over-allotment option and after deducting underwriting commissions, the underwriters’ non-accountable expenses and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to March 31, 2022, our pro forma as adjusted net tangible book value would have been $[    ] per Ordinary Share. This represents an immediate increase in net tangible book value of $[    ] per Ordinary Share to the existing shareholders and immediate dilution of $[    ] per Ordinary Share to new investors purchasing Ordinary Shares in this offering. The following table illustrates this per Ordinary Share dilution to the new investors purchasing Ordinary Shares in this offering:

Assumed initial public offering price per Ordinary Share	$	[ ]
Net tangible book value per Ordinary Share at March 31, 2022	$	[ ]
Pro forma net tangible book value per Ordinary Share after this offering	$	[ ]
Increase in net tangible book value per Ordinary Share to the existing shareholders	$	[ ]
Dilution in net tangible book value per Ordinary Share to new investors in this offering	$	[ ]

A $1.00 increase (decrease) in the assumed public offering price of $[    ] per Ordinary Share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $[    ] million, the net tangible book value per Ordinary Share after giving effect to this offering by $[    ] per Ordinary Share and the dilution in net tangible book value per Ordinary Share to new investors in this offering by $[    ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered hereby as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions, the underwriters’ non-accountable expenses and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Ordinary Shares and other terms of this offering determined at pricing.

The following tables summarize the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Ordinary Share paid at an assumed initial public offering price of $[    ] per Ordinary Share, and before deducting estimated underwriting discounts and commissions, the underwriters’ non-accountable expenses and estimated offering expenses (assuming no exercise of over-allotment option).

	Share Purchased		Total Consideration			Average Price
	Number	%	Amount	%		Per Share
Existing shareholders*	[ ]	[ ]	$ [ ]	[ ]	$
New investors	[ ]	[ ]	$ [ ]	[ ]	$	[ ]
Total	[ ]	100	$ [ ]	100	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. As a holding company with no material operations of its own, Solowin conducts its operations primarily through its wholly owned subsidiary, Solomon JFZ (Asia) Holdings Limited, a limited liability corporation incorporated in Hong Kong SAR. See “Our Corporate History and Structure” beginning on page 65 for more information of our operating structure.

We are one of the few Chinese investor-focused, versatile securities brokerage company in Hong Kong that offer a wide spectrum of products and services through our advanced and secured one-stop electronic platform. We are primarily engaged in providing (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service to our customers. Solomon JFZ is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) and a participant of the Hong Kong Stock Exchange to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management). We strictly follow the requirements of the HKSFC for internal regulation and risk control to maximize the safety of investors’ assets. We provide online account opening and trading services via our Front Trading and Back-office Clearing systems, in conjunction with HY Pro - a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, we have been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong, and we have been recognized and appreciated by users and industry professionals.

Our trading platform allows investors to trade over 10,000 listed securities and their derivative products listed on the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. In addition, we provide Hong Kong IPO underwriting, Hong Kong IPO Public Offer application and International Placing subscription, Hong Kong IPO margin financing services, Hong Kong Pre-IPO securities trading and US IPO subscription. Our customers may also use our platform to trade various listed financial products, such as ETFs, Warrants and Callable Bull/Bear Contracts. Beside securities brokerage service, we offer Asset Management service as an Investment Manager. Our High-Net-Worth customers may also subscribe private fund products through our Company.

Our clients are mostly Chinese investors residing in Asia well as institutional clients in Hong Kong, Australia and New Zealand. As of March 31, 2022, we had more than 19,000 users, including more than 15,000 registered clients who have opened trading accounts with us. We have over 2,000 active clients, which are clients who are registered and have assets in their trading accounts.

Our operations mainly consist of four business segments: (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service to our customers. The following summary describes the products and services offered in each of the reportable segments:

●	Securities Brokerage. We always believe that our clients deserve a more convenient and reliable way to invest and manage their money, and we use advanced Internet technology to provide investors with faster brokerage services. We provide securities brokerage services through HY Pro. Our professional securities brokerage network offers our clients the access to multiple stock exchanges, including the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. We provide HKSE securities trading, IPO subscription and placement services, bond trading, fund subscription, equity custodian and agent services, investment immigrant account management services, enterprise employee shareholding exercise services, professional investment research services, and instant quotation service. We charge brokerage commission fees to clients for trades made using our trading platform based on the transaction amount, subject to a minimum charge per transaction. To better serve the individual needs of our clients, we may vary the commissions we charge based on the types of products or services, eligibility for discounts and other factors. For fund subscription, we charge clients with the fund subscription fee based on the subscription amount. We also offer stock custodian and nominee services to our clients as ancillary services to securities brokerage services. For the fiscal years ended March 31, 2022 and 2021, the securities brokerage segment accounted for 68% and 100% of our consolidated revenues, respectively.

●	Investment Advisory Service. We provide timely, accurate and valuable investment solutions advisory services for our clients, through our team consists of serial entrepreneurs, experienced financial advisors and technology experts. We provide investment advice to our clients based on their financial needs and risk appetite, and we charge them an investment advisory fee based on a percentage of the Asset Under Management (AUM). For the fiscal years ended March 31, 2022 and 2021, our Investment Advisory Service segment accounted for 22% and 0% of our consolidated revenues, respectively.

●	Corporate Finance Service. We possess the licenses issued by HKSFC to carry out regulated activities under Type 6 Advising on Corporate Finance. Type 6 license allows brokers to conduct activities relating to (i) acting as a sponsor of a listing applicant in an initial public offering; (ii) advising on the code on takeovers and mergers and share repurchases; and (iii) advising listed companies on the HKSE Listing Rules. Our Type 6 license restricts us from acting as a sponsor of a listing applicant in an initial public offering and advising on the code on takeovers and mergers and share repurchases, but we can conduct businesses related to (iii) above. We provide financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. We act as financial adviser to our clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, we act as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong. We charge them advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. We have acquired our first client in December 2021, and have not yet accounted for revenues for the fiscal years ended March 31, 2022.

●	Asset Management Service. Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetite and to preserve and enhance the value of their assets. We provide asset management services for our clients by applying different investment strategies to optimize their asset allocation. We offer our own Fund products to professional investors, which are run by professional portfolio managers. We have entered into agreements with regulated financial institutions to provide services covering a broad range of products such as stocks, bonds, indexes, futures, and fund of funds. We issue and manage various fund products according to market trends and demand conditions. At this stage, we focus on developing active traditional private equity funds, such as balanced funds and equity funds, and will take a more diversified product line as our long-term development goal. We charge the management fee of 2% according to Asset Under Management (AUM). In addition, we charge performance fee subject to high water mark. For the fiscal years ended March 31, 2022 and 2021, our Asset Management Service segment accounted for 10% and 0% of our consolidated revenues, respectively.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Recent Developments

COVID-19 Impact

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions worldwide. Governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices and factories around the world. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Since December 2021, there has been a recurrence of COVID-19 outbreaks in China and Hong Kong due to the Delta and Omicron variants. Like most companies, our various business lines have been adversely impacted by COVID-19. Our interest income and securities brokerage commissions decreased significantly since August 2021, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated to making such transactions. Meanwhile, our investment advisory businesses were negatively affected as less onsite services and less business relationship development because of travel restriction measures enforced by the government. We cannot reasonably estimate the related financial impact to our future financial results given the uncertainties surrounding the duration of the outbreak. We continue to closely monitor the impact and navigate the significant challenges created by the COVID-19 pandemic.

Shortly after the outbreak of COVID-19, we have put great effort and resources into our online trading systems. We have developed online account opening functions to make it easier for clients to open a trading account without face to face verification or lawyer certification. We have also developed the API access to the Banks to support EDDA function as well as online settlement instruction for securities transfer that provide efficiency and convenience for easier trading and investing. We have released over 20 versions of the HY Pro app for better user experience.

On November 1, 2022, the Hong Kong Monetary Authority organized the Global Financial Leaders’ Investment Summit recognizing the return to normal business stage of Hong Kong, as an International Financial Centre, by further relaxation of most of the anti-epidemic measures and social-distancing measures. The Company believes the Worst time was over, our Company is looking for prospects touching bottom, for opportunities soon to soar. We have been discussing several investment advisory businesses and jobs related to Financial Analysis. We are confident about the future of Hong Kong. Hong Kong has its uniqueness in the world where the global advantage and the China advantage come together in a single city. This unique convergence makes Hong Kong the irreplaceable connection between the Mainland and the rest of the world.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to develop an increasing client base, provide evolving and high-quality services.

We have spent significant financial resources on agent systems and marketing activities to attract new clients in a cost effective manner, provide satisfactory services on our platform in a timely manner and at favorable price terms. However, the trading needs are evolving as their investment demands change. If we fail to acquire new clients and retain existing clients by offering services that cater to their evolving investment and trading needs, we may not be able to maintain and continue to grow the trading volume on our platform.

●	our ability to retain existing clients, in particular those that have highly frequent transactions.

Our clients may not continue to place or increase their trading orders on our platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using our platform altogether, which in turn will materially and adversely affect our performance.

●	clients’ trading volume, which fluctuates and is affected by factors beyond our control.

Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Lower revenues from transaction activities, Lower levels of volatility, declines in market values of securities can result in lower revenues and profitability from transaction execution activities, which can further result in our reduced revenues and profitability.

●	general economic and political conditions in Hong Kong, the PRC and the United States.

Economic and political conditions such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. For example, a trade dispute between China and the United States could negatively impact the performance of the market, which further results in a significant fluctuation of our income and operating results.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of (1) 8.25% on the assessable profits up to HK$2,000,000; and (2) 16.5% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

Our Reportable Segments

As of March 31, 2022, our operations were organized into four reportable segments: (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Results of Operations

Comparison of Years Ended March 31, 2022 and 2021

	Year Ended March 31		Increase (Decrease)
	2022	2021	$‘000%
	$‘000	$‘000
Revenue
Securities brokerage commissions and handling income	1,844	766	1,078	141%
Investment advisory fees	728	-	728	100%
Asset Management income	333	-	333	100%
Interest income	351	415	(64)	(15%)
Total revenue	3,256	1,181	2,075	176%
Expenses
Commission expenses and handling expenses	1,370	352	1,018	289%
General and administrative expenses	2,833	1,215	1,618	133%
Interest expense	229	316	(87)	(28%)
Total expenses	4,432	1,883	2,549	135%
Loss from operations	(1,176)	(702)	(474)	(68%)
Other income
Interest income	1	2	(1)	(50%)
Other income	196	55	141	256%
Total other income	197	57	140	246%
Loss before income tax expense	(979)	(645)	(334)	(52%)
Income tax expense	-	-	-	-
Net Loss	(979)	(645)	(334)	(52%)
Other comprehensive loss
Foreign currency translation adjustment	(5)	(4)	(1)	(25%)
Total comprehensive loss	(984)	(649)	(335)	(52%)
Basic and diluted net loss per share	(0.09)	(0.08)	(0.01)	(13%)
Weighted average number of shares outstanding - basic and diluted	10,364,300	8,081,300	2,283,000	28%

Revenue. To date, we have generated revenue through securities brokerage commissions, investment advisory fees, asset management income and interest income. Our total revenue was $3,256,000 for the fiscal year ended March 31, 2022, compared to $1,181,000 for the year ended March 31, 2021, an increase of $2,075,000, or 176%. Such increase was mainly driven by the revenue from securities brokerage and investment advisory services.

Revenue from securities brokerage commissions and handling income increase by $1,078,000, or 141%, to $1,844,000 for the fiscal year ended March 31, 2022 from $766,000 for the fiscal year ended March 31, 2021. Such increase was primarily due to increase in the handling income received for IPO subscription in Hong Kong. Securities brokerage services accounted for 57% of our total revenue for the fiscal year ended March 31, 2022, as compared to 65% for the fiscal year ended March 31, 2021. We started to provide such services since January 2017.

Revenue from investment advisory fees of $728,000 were first recognized for the fiscal year ended March 31, 2022. Such increase was primarily due to referral of institutional clients. Investment advisory services accounted for 22% of our total revenue for the fiscal year ended March 31, 2022. We began to provide such services since October 2021.

Revenue from asset management income of $333,000 were first recognized for the fiscal year ended March 31, 2022. Such increase was primarily due to diversification of business in launching Asset Management services. Asset management services accounted for 10% of our total revenue for the fiscal year ended March 31, 2022. We began to provide such services since April 2021.

No revenues had been generated from corporate finance service during the fiscal years ended March 31, 2022 and 2021 as we started our corporate finance service in December 2021.

For the fiscal years ended March 31, 2022 and 2021, we had interest income of $351,000 and $415,000, respectively, arising from IPO subscription financing. Interest income accounted for 11% of our total revenue for the fiscal year ended March 31, 2022, as compared to 35% for the fiscal year ended March 31, 2021.

Expenses. Our expenses include commission and handling expenses, general and administrative expenses and interest expenses. Our expenses increased by $2,549,000, or 135%, to $4,432,000 for the fiscal year ended March 31, 2022 from $1,883,000 for the fiscal year ended March 31, 2021. Such increase was in line with our increased revenue.

Commission and handling expenses – Our commission and handling expenses consist primarily of brokerage fee paid to our brokers for IPO subscription on behalf of our customers. Our commission and handling expenses increased by $1,018,000, or 289% to $1,370,000 for the fiscal year ended March 31, 2022 from $352,000 for the fiscal year ended March 31, 2021. Such significant increase was in line with our increased handling income for IPO subscription. As a percentage of revenue from securities brokerage, commission and handling expenses increased to 74% for the fiscal year ended March 31, 2022 from 46% for the fiscal year ended March 31, 2021.

General and administrative expenses – Our general and administrative expenses consist primarily of referral fee, information technology expenses, employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses increased by $1,618,000, or 133% to $2,833,000 for the fiscal year ended March 31, 2022 from $1,215,000 for the fiscal year ended March 31, 2021. Such increase was primarily due to (i) referral fee of $681,000 for introducing new customers; (ii) increase in information technology expenses of $169,000 for system optimization; and (iii) increase in staff cost of $398,000 as more staff were employed for expansion of the Company. As a percentage of revenue, general and administrative expenses decreased to 87% for the fiscal year ended March 31, 2022 from 103% for the fiscal year ended March 31, 2021.

Interest expenses – Our interest expenses consist primarily of interest paid to our brokers for IPO subscription financing. Our interest expenses decreased by $87,000, or 28% to $229,000 for the year ended March 31, 2022 from $316,000 for the year ended March 31, 2021. Such decrease was in line with our interest income for IPO subscription financing. As a percentage of interest income, interest expenses decreased to 65% for the year ended March 31, 2022 from 76% for the year ended March 31, 2021.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $1,176,000 for the fiscal year ended March 31, 2022, compared $702,000 for the fiscal year ended March 31, 2021, an increase of $474,000 or 68%.

Total other income. We had $197,000 in total other income for the fiscal year ended March 31, 2022, as compared to $57,000 in total other income for the fiscal year ended March 31, 2021. Total other income for the fiscal year ended March 31, 2022 mainly consisted of other consultancy income and total other income for the fiscal year ended March 31, 2021 consisted of government subsidies.

Income tax expense. No income tax expenses were recorded for the fiscal year ended March 31, 2022 and 2021. See also “—Taxation” above.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders increased by $334,000, or 52%, to $979,000 for the fiscal year ended March 31, 2022 from $645,000 for the fiscal year ended March 31, 2021.

Liquidity and Capital Resources

As of March 31, 2022, we had cash and cash equivalents of $977,000 and cash segregated for regulatory purpose of $7,096,000. To date, we have financed our operations primarily through net cash flow from operations, and the financing ability of existing shareholders. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow for the years ended March 31, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended March 31,
	2022	2021
	$‘000	$‘000
Net cash (used in) provided by operating activities	(5,738)	11,046
Net cash provided by investing activities	114	351
Net cash provided by (used in) financing activities	1,460	(48)
Net (decrease) increase in cash and cash equivalents and cash segregated for regulatory purpose	(4,164)	11,349
Cash and cash equivalents and cash segregated for regulatory purpose at beginning of the year	12,237	888
Cash and cash equivalents and cash segregated for regulatory purpose at end of the year	8,073	12,237

Operating Activities

Net cash used in operating activities was $5,738,000 for the fiscal year ended March 31, 2022, as compared to net cash provided by the amount of $11,046,000 for the fiscal year ended March 31, 2021. For the fiscal year ended March 31, 2022, the net loss of $979,000, increase of $110,000 in receivables from brokers-dealers and clearing organizations, and decrease of $4,690,000 in payables to customers, were the primary drivers of the cash used in operating activities. For the fiscal year ended March 31, 2021, the net loss of $645,000, offset by increase of $11,753,000 in payables to customers, were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash provided by investing activities was $114,000 for the fiscal year ended March 31, 2022, consisted of repayment of loan to a director in the amount of $131,000, offset by purchase of property and equipment in the amount of $17,000.

Net cash provided by investing activities was $351,000 for the fiscal year ended March 31, 2021, consisted of repayment of loan to a director in the amount of $388,000, offset by purchase of property and equipment in the amount of $37,000.

Financing Activities

Net cash provided by financing activities was $1,460,000 for the fiscal year ended March 31, 2022, mainly consisted of proceeds from shareholders’ contribution in the amount of $1,520,000, offset by advance to related parties in the amount of $64,000.

Net cash used in financing activities was $48,000 for the fiscal year ended March 31, 2021, which represented to advance to related parties and a director of $13,000 and $35,000, respectively.

Capital Expenditures

We did not incur any capital expenditure for the fiscal years ended March 31, 2022 and 2021. We plan to make capital expenditures in the future to meet the needs that result from the expected growth of our business.

Holding Company Structure

Solowin is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.4% for 2021, 0.3% for 2020, and 2.9% for 2019.

The inflation rate is expected to stay moderate at around 2% on a year basis in Hong Kong. While the headline inflation rate was notably higher, and import prices will continue to rise notably amid high inflation in many major economies, and those of energy-related items soared further, but price pressures on other major components were broadly in check in Hong Kong.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Receivables from customers and broker-dealers and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities for cash customers; (ii) advisory business; and (iii) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

The balance of receivables related to the Company’s customer trading activities.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. The receivables are written off after all collection efforts have ceased. As of March 31, 2022 and 2021, the allowance for doubtful accounts on receivables from customers were $205,000 and $106,000 respectively.

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions and handling income

Securities brokerage commission income generated by provision of securities brokerage services of executing trades to customers, who are individual customers or brokers, and is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Company acts as an agent. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. Commission fees are directly charged from the customer’s account when the transactions are executed.

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. Dividend collection handling income is charged at fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory service income

Investment advisory income are recognized when the relevant advises have been provided or the relevant services have been rendered. The Company enters a distinct contract with its customers as a principal for the provision of investment advisory services. The Company concludes that each monthly investment advisory service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Asset management service income

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management services to individual customers as a principal, which are recorded over the period of service provided. Asset management service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide asset management services to individual customers and charges customers management fee at fixed percentage of asset value under management in accordance with the agreement. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on an annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.

Subscription fee charged to fund subscriber for subscription of funds is recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at fixed rate with reference to size of subscription amount to fund subscriber through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount.

Interest income

The Company earns interest income primarily from its IPO financing offered by the Company to customers. Revenue is recognized over the period that the IPO financing are outstanding. The Company offers IPO financing to individual customers as a principal. Interest income is directly charged at fixed percentage over the financing amount from the customer’s account when customers repay the principal amount of IPO financing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount.

There were no contract asset or contract liability balances as of March 31, 2022 and 2021.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the JOBS Act. Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments – Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments - Credit Losses - Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on January 1, 2023. The Company is still evaluating the impact of accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

CORPORATE HISTORY AND STRUCTURE

Solowin is a Cayman Islands holding company incorporated on July 23, 2021 that conducts its operations in Hong Kong through its wholly owned subsidiary Solomon JFZ. Solomon JFZ was established under the Hong Kong laws on July 25, 2016.

From July 2021 to October 2022, we carried out a series of transactions to reorganize the legal structure of the Company. As part of the reorganization, Solowin was incorporated as an exempted company under the laws of the Cayman Islands on July 23, 2021. On October 17, 2022, Solomon JFZ, Solowin and Master Venus Limited, the shareholder of Solomon JFZ entered into a share exchange transaction, in which Master Venus Limited transferred 100% ownership of Solomon JFZ to Solowin. Master Venus Limited is owned by three shareholders, Gemini Asia Holdings Limited, Fortune Dynasty Global Limited and Vulcan Worldwide Holdings Limited. As a result of this transaction, Solomon JFZ became our wholly-owned subsidiary and the former shareholders of Solomon JFZ became the owners of 100% of our outstanding Ordinary Shares.

Upon incorporation on July 23, 2021, one ordinary share, par value $1 per share, of Solowin was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Ling Ngai Lok on July 27, 2021. On the same day, Solowin issued additional 49,999 ordinary shares, par value $1 per share, to Ling Ngai Lok. On June 9, 2022, as a result of the above share exchange transaction with Solomon JFZ’s shareholders, Ling Ngai Lok transferred (i) 17,000 ordinary shares to Gemini Asia Holdings Limited; (ii) 16,500 ordinary shares to Fortune Dynasty Global Limited and (iii) 16,500 ordinary shares to Vulcan Worldwide Holdings Limited.

On December 7, 2022, (i) each of the existing issued and unissued shares of par value of $1.00 each of Solowin was subdivided into 10,000 shares of par value of $0.0001 each of Solowin; and (ii) the authorized share capital of Solowin was increased to $100,000 divided into 1,000,000,000 shares of $0.0001 each. On the same day, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited had surrendered 165,920,000 Ordinary Shares, 161,040,000 Ordinary Shares and 161,040,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share, to Solowin. As a result of the above surrenders, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited holds 4,080,000 Ordinary Shares, 3,960,000 Ordinary Shares and 3,960,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share. As such, Solowin has 12,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

The following diagram illustrates our corporate structure as of the date of this prospectus:

●	Vulcan Worldwide Holdings Limited directly owns 3,960,000 Ordinary Shares. Zhang Xiaohang is the 100% beneficial owner of Vulcan Worldside Holdings Limited as of the date of this prospectus.

●	Gemini Asia Holdings Limited directly owns 4,080,000 Ordinary Shares. Ling Ngai Lok is the 100% beneficial owner of Gemini Asia Holdings Limited as of the date of this prospectus.

●	Fortune Dynasty Global Limited directly owns 3,960,000 Ordinary Shares. Yao Xue is the 100% beneficial owner of Fortune Dynasty Global Limited, as of the date of this prospectus.

BUSINESS

Overview

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. As a holding company with no material operations of its own, Solowin conducts its operations primarily through its wholly owned subsidiary, Solomon JFZ, a limited liability corporation incorporated in Hong Kong SAR. See “Our Corporate History and Structure” beginning on page 65 for more information of our operating structure.

We are one of the few Chinese investor-focused, versatile securities brokerage company in Hong Kong that offer a wide spectrum of products and services through our advanced and secured one-stop electronic platform. We are primarily engaged in providing (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service to our customers. Solomon JFZ is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) and a participant of the Hong Kong Stock Exchange to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management). We strictly follow the requirements of the HKSFC for internal regulation and risk control to maximize the safety of investors’ assets. We provide online account opening and trading services via our Front Trading and Back-office Clearing systems, in conjunction with HY Pro – a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, we have been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong, and have been recognized and appreciated by users and industry professionals.

Our trading platform allows investors to trade over 10,000 listed securities and their derivative products listed on the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. In addition, we provide Hong Kong IPO underwriting, Hong Kong IPO Public Offer application and International Placing subscription, Hong Kong IPO margin financing services, Hong Kong Pre-IPO securities trading and US IPO subscription. Our customers may also use our platform to trade various listed financial products, such as ETFs, Warrants and Callable Bull/Bear Contracts. Beside securities brokerage service, we offer Asset Management service as an Investment Manager. Our High-Net-Worth customers may also subscribe private fund products through our Company.

Our clients are mostly Chinese investors residing in Asia well as institutional clients in Hong Kong, Australia and New Zealand. As of March 31, 2022, we had more than 19,000 users, including more than 15,000 registered clients who have opened trading accounts with us. We have over 2,000 active clients, which are clients who are registered and have assets in their trading accounts.

Our operations mainly consist of four business segments: (i) securities brokerage, (ii) investment advisory service, (iii) corporate finance service and (iv) asset management service to our customers. The following summary describes the products and services offered in each of the reportable segments:

●	Securities Brokerage. We always believe that our clients deserve a more convenient and reliable way to invest and manage their money, and we use advanced Internet technology to provide investors with faster brokerage services. We provide securities brokerage services through HY Pro. Our professional securities brokerage network offers our clients the access to multiple stock exchanges, including the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. We provide HKSE securities trading, IPO subscription and placement services, bond trading, fund subscription, equity custodian and agent services, investment immigrant account management services, enterprise employee shareholding exercise services, professional investment research services, and instant quotation service. We charge brokerage commission fees to clients for trades made using our trading platform based on the transaction amount, subject to a minimum charge per transaction. To better serve the individual needs of our clients, we may vary the commissions we charge based on the types of products or services, eligibility for discounts and other factors. For fund subscription, we charge client with the fund subscription fee based on the subscription amount. We also offer stock custodian and nominee services to our clients as ancillary services to securities brokerage services. For the fiscal years ended March 31, 2022 and 2021, the securities brokerage segment accounted for 68% and 100% of our consolidated revenues, respectively.

●	Investment Advisory Service. We provide timely, accurate and valuable investment solutions advisory services for our clients, through our team consists of serial entrepreneurs, experienced financial advisors and technology experts. We provide investment advice to our clients based on their financial needs and risk appetite, and we charge them an investment advisory fee based on a percentage of the Asset Under Management (AUM). For the fiscal years ended March 31, 2022 and 2021, our Investment Advisory Service segment accounted for 22% and 0% of our consolidated revenues, respectively.

●	Corporate Finance Service. We possess the licenses issued by HKSFC to carry out regulated activities under Type 6 Advising on Corporate Finance. Type 6 license allows brokers to conduct activities relating to (i) acting as a sponsor of a listing applicant in an initial public offering; (ii) advising on the code on takeovers and mergers and share repurchases; and (iii) advising listed companies on the HKSE Listing Rules. Our Type 6 license restricts us from acting as a sponsor of a listing applicant in an initial public offering, but we can conduct businesses related to (ii) and (iii) above. We provide financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. We act as financial adviser to our clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, we act as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong. We charge them advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements.

●	Asset Management Service. Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetite and to preserve and enhance the value of their assets. We provide asset management services for our clients by applying different investment strategies to optimize their asset allocation. We offer our own Fund products to professional investors, which are run by professional portfolio managers. We have entered into agreements with regulated financial institutions to provide services covering a broad range of products such as stocks, bonds, indexes, futures, and fund of funds. We issue and manage various fund products according to market trends and demand conditions. At this stage, we focus on developing active traditional private equity funds, such as balanced funds and equity funds, and will take a more diversified product line as our long-term development goal. We charge the management fee of 2% according to Asset Under Management (AUM). In addition, we charge performance fee subject to high water mark. For the fiscal years ended March 31, 2022 and 2021, our Asset Management Service segment accounted for 10% and 0% of our consolidated revenues, respectively.

Competitive Strengths

We distinguish ourselves through the following competitive strengths:

●	We offer a diversified product portfolio for trading in global financial markets. Customers can also use our online platform to trade a variety of financial products in different geographical regions, including Hong Kong equity, US equity, and China A shares, ETFs, warrants, and callable bull/bear contracts. We intend to enter more equity markets, including Singapore, the United Kingdom, and Japan, to broaden the investment universe available to our investors.

●	We provide state-of-the-art account opening technology and will be providing superior user experience to our clients. Since China imposed travel limitations due to Covid, we are one of the few online securities brokerage providers that has successfully captured the opportunity to bring state-of-the-art, contactless, and borderless online account opening services to Chinese investors in the Post-Covid stage. Our users are able to open accounts remotely and trade in a wide range of financial products using our HY Pro. HY Pro is designed to be secure and simple to use, with a bilingual user interface and fast and efficient order execution to provide a great user experience. The functions of our HY Pro will be enhanced from time to time to meet our clients’ needs.

●

We believe we are well positioned in a fast-growing financial service segment with substantial growth demand. We are one of the few Chinese investor-focused online trading platforms that offers a diverse range of products and services. In the long run, Chinese investors are shifting and over-weighting their investments from traditional real estate holdings to financial assets, and from locally to globally. We believe we are well positioned to capitalize on the opportunities created by this expansion because of our existing foundation as a renowned financial service provider.

●	We have experienced management and talented team. We have a skilled and experienced management team. The majority of our team members have more than 12 years of experience in the finance and technology industries, with significant expertise in developing corporate strategies, monitoring compliance, decision making, credit risk management, and day-to-day operations. We are confident that our experienced and talented management team will be able to collaborate and steer the Company toward our growth objectives.

Products and Services

Securities Brokerage Service

We are licensed to carry out regulated activities under Type 1 (Dealing in Securities), which includes:

●	online account opening and KYC

●	trading, clearing & settlement

●	market data & information services

●	social interaction functions & community

●	margin financing & IPO subscription

●	IPO financing; and

●	IPO underwriting

HY Pro Trading Platform and Our Financial Products

Our centralized trading platform facilitates Hong Kong and international securities trading for our customers. With a single account, users may trade not just Hong Kong equities but also key global markets and transmit trading orders rapidly. The HY Pro trading system is compatible with mobile devices such as PCs and cell phones and enables customers to trade Hong Kong, US, and China B-shares by simply connecting to the Internet, allowing them to seize investment opportunities at any time. The 24-hour accessibility of the HY Pro trading platform enables consumers to manage their funds at any time.

Our HY Pro trading platform offers flexible stock margin (sub-development) financing and IPO financing services to increase customers’ purchasing power and aid them in seizing profitable investment opportunities through stock financing services. During the subscription period for an IPO, our users can apply for IPO financing services to subscribe for additional shares with a loan-to-value ratio of up to 90%. In addition, our Hong Kong stock trading system provides T+0 trading, allowing customers to sell equities and have the money appear in their accounts instantly, without having to wait for settlement to be finalized.

The HY Pro trading platform offers Hong Kong and global stock products, as well as global bonds, funds, and financial derivatives (including stock options, derivative warrants, and CBBCs, among others). Clients can achieve global asset allocation and risk diversification with the right investing methods.

Through objective, impartial, and thorough professional research and a research platform covering China and Hong Kong, stock markets, we give our customers with the most forward-looking investing analysis of markets, sectors, and individual companies.

Our Services

Hong Kong securities trading services. Our HY Pro provides trading of various securities products listed on the Hong Kong Stock Exchange, including company stocks (equity securities), exchange-traded products (ETFs), real estate investment trusts (REITS), exchange-traded bonds, and financial derivatives, such as derivative warrants, bull/bear contracts, etc.

IPO subscription and placement services. Our IPO subscription and placement services include subscription for IPO and placement of companies listed on the Stock Exchange of Hong Kong, as well as related subscription financing arrangements.

Bond trading services. We provide bond trading services in the secondary market for Hong Kong and international bonds, including those issued by listed and unlisted firms, various government bonds, Exchange Fund bonds, public institutions, and public utilities.

Fund subscription services. We intend to offer fund products from well-known asset management companies around the world and covers mutual funds that are managed in different parts of the world.

Equity custodian and agent services. We provide various liquidation and agent services for custodian securities including securities custodian, depository, withdrawal, transfer, registration and transfer, collecting dividends and bonuses on behalf of the company, carrying out rights and responsibilities (share splitting, rights issue, share consolidation), pursuing rights and interests on behalf of the company, applying to attend shareholders’ meetings and proxying voting rights on behalf of the company.

Services for the management of investment immigrant accounts. We provide account management services in line with Hong Kong investment immigrants, such as securities trading, investment advice, and ongoing services for Hong Kong Immigration Department reporting.

Enterprise employee shareholding exercise services. We provide enterprise employee shareholding exercise services that are in line with the listed company’s share incentive scheme, offer shareholding work exercise, trading, settlement, and financing services.

Professional investment research services. We provide professional investment research services, including professional daily updated market analysis, industry and individual stock research and analysis services.

Instant quotation service. We provide instant quotation service which gives real-time quotes for stocks listed on the American Stock Exchange, New York Stock Exchange, and Nasdaq Exchange, among other major markets in Hong Kong and the United States.

Our Fees

We generate revenue through commission, handling fees and financing interests for our securities brokerage services.

Trading Fee (HK Market and Pre-IPO Market)

Types	Fees	Charged By
Commission	0.1% × total trading amount, minimum 60 HKD per trade (via Internet and phone)	Solomon JFZ
Stamp Duty	0.13% * Trade Value Min. 0.01 HKD. If 2.01 HKD, the actual charge is 3.00 HKD	HK Govt
CCASS Fee	0.005% × amount of executed trade, minimum 5 HKD	HKSCC
Trading Fee	0.005% * Trade Value Min. 0.01 HKD	HKEX
Transaction Levy	0.0027% * Trade Value Min. 0.01 HKD	SFC
FRC Transaction Levy	0.00015% * Trade Value Min. 0.01 HKD	Financial Reporting Council
Trading Tariff	0.50 HKD per transaction	HKEX

Trading Fee (A-Share Northbound Stock Connect)

Types	Fees	Charged By
Commission	0.1% × total trading amount, minimum 60 RMB per trade (via Internet and phone)	Solomon JFZ
Stamp Duty	0.1% * Trade Value	STA
Handling Fees	0.00487% of transaction amount	SSE/SZSE
Securities management Fees	0.002% of transaction amount	CSRC
Transfer Fees	0.001% of transaction amount	CSDC
Transfer Fees	0.002% of transaction amount	HKEX
Portfolio Fees	Stock Holdings value * 0.008% / 365 (Calculate by day, charge by month) no minimum charge	HKEX

Trading Fee (US Market)

Types	Fees	Charged By
Commission	0.2% of transaction amount (minimum 6 USD, during promotion period)	Solomon JFZ
Settlement Fee	USD 0.003 × number of executed stock trades	U.S. Settlement Agency
SEC Fee	0.0000229 × trading amount, minimum. 0.01 USD	SEC
Trading Activity Fee	0.00013 USD × sell amount, minimum USD 0.01, maximum USD 6.49	FINRA

IPO Subscription Fee (HK Market)

Types	Fees	Charged By
Subscription Fee #	Cash Subscription: 10 HKD 90% Margin Financing Subscription: 100 HKD 95% Margin Financing Subscription: 120 HKD	Solomon JFZ
Winning Lot Fee	1.00785% of the amount of the winning lot	SFC,HKEX, Brokerage firm

# Subscription fees are payable regardless of whether the winning lot is awarded or the new shares are listed.

Custodian Service Fees

Types	Fees	Charged By
HK Market-Transfer Stocks In	Free of charge
HK Market-Transfer Stocks Out	HKD 200 per stock each time + 0.02% of stock market value	Solomon JFZ
US Market-Transfer Stocks In	Free of charge
US Market-Transfer Stocks Out	USD 100 per stock each time	Solomon JFZ
ISI	Free of charge
Physical Stocks Deposit	Each stock/ stamp duty fee per deed 5 HKD	HKSCC
Physical Stocks Withdrawal	5 HKD per lot, minimum 30 HKD (odd lot are also considered as 1 lot)	Solomon JFZ
Currency Exchange	Free of charge, according to the current exchange rate of Bank
Deposit Funds	Free of charge
Withdraw Funds	Free of charge

●	There is service fee by the bank for withdrawal of fund to oversea banks;
●	The bank might charge a handling fee when transferring funds across banks. (Including remitting, receiving and intermediary banks).

Overdue Balance Interest Charges (HKD/RMB/USD)

Types	Fees	Charged By
Securities Cash A/C	HKD :10.375% p.a. (Prime +5% p.a.) * CNY : 10.375% p.a. USD : 10.375% p.a.	Solomon JFZ

* Prime =5.375% (The interest rate will change over time, Our Company may adjust the interest rate)

The fee schedule is effective on 2 Nov 2022, fees and rates are for reference only, Our Company reserves the right to use without prior notice.

Other Fees

Types	Fees	Charged By
Registration and transfer fee	1.5 HKD per lot; quantities less than 1 lot are deemed as 1 lot	HKEX
Cash Dividend/ Bonus Share Collection Fee	0.2% of the total cash dividend amount, minimum 30 HKD	Solomon JFZ
Corporate Action Handling Fee	100 HKD per stock each time, HKSCC charges 0.8 HKD per lot	Solomon JFZ, HKSCC
Attend Annual General Meeting	Attend a general meeting of shareholders for an “administrative fee” of HKD 50 per application	Solomon JFZ
Reissue Monthly Statement	100 HKD per month for each copy	Solomon JFZ
Mailing Daily or Monthly Statement	50HKD for each copy	Solomon JFZ
Request For Account Opening Certificate /Account Documents	200HKD for each copy	Solomon JFZ

Investment Advisory Service

We are licensed to carry out regulated activities under Type 4 (Advising on Securities), which includes:

●	Investment Advisory Service

●	Investor Relationship Management

Our Services

Investment Advisory Service.

We provide investment advisory services to individuals, corporations and third-party fund managers. Our investment advisory services to third-party private equity fund managers primarily consist of (i) providing total solutions for private equity fund establishment; (ii) assisting with transactions, custody, liquidation, valuation, risk control and other matters; and (iii) providing post-establishment services for funds, including investment solutions, arranging road shows, assisting in the introduction of investors, etc.

We tailored investment plans that take into account the client’s history, current financial situation, risk acceptance, and investment goals, all while striking a balance between the client’s risk tolerance and risk acceptance. Our customers have the option of selecting either a performance fee plan or one without a performance fee plan. Our services are with a high level of transparency, including prompt delivery of customer statements that include information on purchase and sale items, securities, and cash balances. This helps customers gain a deeper comprehension of the investments they have entrusted the company with.

Investor Relationship Management.

As an SFC Hong Kong regulated licensed investment advisor, we hold the highest standards and fiduciary duty that puts the client’s interests first. The key point for our good relationship management with clients is to provide high quality advisory services. Make sure we have a comprehensive understanding of our client’s financial profile, expected return and risk tolerance level: we would thoroughly discuss with our clients about their needs and circumstances, then carefully match products and services for an optimal portfolio.

We maintain only a manageable client base: We only accept new business after our Investment Committee consideration in terms of resources, we would make sure we are at capacity and turn away business to prioritize existing clients.

Make clear communication with our clients: We would review our client’s investment policy statement regularly and explain the plan and services including fee charges with our clients clearly in a simple and understandable language.

Our Fees

We generate revenue through advisory fee on portfolio analysis, risk appetite and return analysis for our investment advisory services.

For advising on securities, we mainly apply for a cost-based pricing strategy, considering the human resources, sales commission and other operational costs and the services we provide. After the total costs attributable to the services have been determined, we add a desired profit margin. This pricing strategy allows us to cover all costs incurred in delivering the services and to achieve a targeted level of profit. However, the fee structure will vary greatly for particular clients according to the services we provide, the service fee is determined by the following fee structure type.

Types	Fees	Target clients
Assets Under Management (AUM)	1% -2.5% of AUM	For clients who require for portfolio review and balances frequently for short-term investment advises
Flat Fees	USD 100,000-USD 500,000 per month	For clients who require for investing advisory and information on a regular basis and customized list of services
Hourly Rates	$100/hour to $300/hour according to advisor experiences	For clients who require for simple suggestions and general oversight

Corporate Finance Service.

We are licensed to carry out regulated activities under Type 6 (Advising on Corporate Finance), which includes:

●	Investment Banking (Including Financial Advisory)

Our Services

We started providing corporate finance service to our clients in May 2021. We provide investment banking services to companies who want to list on Hong Kong Stock Exchange. We advise our clients on compliance with the HKEX Listing Rules, the Code on takeovers, mergers and share repurchases; and advising on the disposal of securities in connection with offers or offers to transfer to the public.

We provide financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. We act as financial adviser to our clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, we act as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong.

Our Fees

We charge them advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. We generate revenue through financial advisory fee for our corporate finance services.

The fee structure agreed with our clients varies depending on the nature of the engagement. Our typical remuneration provision is advisory fee, usually a fixed amount between HKD 200, 000 to HKD 2,000,000。We charge advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements regardless of whether or not it completes. We would consider a discount if the transaction fails to complete. There may be a success fee or commission be structured as either a fixed amount or as a percentage of a specified value we provide.

Asset Management Service.

We are licensed to carry out regulated activities under Type 9 (Asset Management), which includes:

●	Asset Management Services

●	Private funds subscription

Our Services

Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetites and to preserve and enhance the value of their assets.

Fund Management. We issue and manage various fund products according to market trends and demand conditions. At this point, the company will focus on making active traditional private equity funds, like balanced funds and equity funds, and its long-term goal is to make a product line with a wider range of options (public and private equity, active and passive, traditional and alternative).

We provide professional asset management services for financial institutions and private institutions in Hong Kong, Mainland China, and overseas, which including designing long-term investment and financing strategies. We also provide tailored financial services for individual investors, which including matching individual risk levels and building personalized investment portfolios.

Private funds subscription.

We provide offshore private fund investment service, e.g. Cayman Islands incorporated funds, research management and investment strategies for our clients in Mainland China, and other locations. It is a customized asset management services to our clients through discretionary management accounts with tailor-made investment strategies and product solutions, to create and implement specific solutions to achieve the investment objectives within acceptable risk limits. This includes identifying private funds subscription opportunities in Hong Kong and other international markets.

Following is the funds subscription service process:

Our Fees

We generate revenue through fund subscription fee, fund management fee, performance fees for our asset management services.

Our management funds are designed to provide Eligible Investors with the opportunity of investing under professional management. Each Fund issues one or more Classes relating to different Segregated Portfolios. Each Segregated Portfolio in effect represents an investment fund with its own investment portfolio, rights and value, providing investors with the means conveniently to balance their portfolios according to their own investment profile and under professional management.

The subscription fees are based on subscription amount, pricing range from 1%-5% for specific funds and investors. The Management Fees are based on the managed NAV, for a monthly Min. USD 2,500 or 2% of the NAV annually. Performance Fees are based in part upon unrealized gains /losses, 20% of the performance during the Performance Period above the High Water Mark. We set the highwater marks to protect investors from paying a fee for poor performance, and from paying a fee repeatedly every time the fund earns a profit. We design both hard lock-up period up to 6 months (tailored for a specific Segregated Portfolio) and soft lock-up period from 6-12 months (applied to all Segregated Portfolios) to make sure fairness and smooth funds operation.

For redemption matters, we also set the minimum holding of USD 100,000 and minimum redemption amount of USD 100,000. Redemption fees ranging from 1%-5% based on Redemption proceeds may be charged if the investors require an unscheduled redemption, since substantial redemption by investors in the Fund could require the Fund to liquidate its positions more rapidly than otherwise desired in order to raise the cash necessary to fund those redemptions. The Fund may find it difficult to liquidate its positions on favorable terms in such a situation, possibly reducing the value of the Fund’s assets and/or disrupting the investment strategies.

Seasonality

Seasonality does not materially affect our business or operating results. Historically, we have experienced fluctuations based on trading volume of our key clients. See “Risk Factor – Risks Related to Our Business and Industry – We derived a substantial portion of revenue from a small number of key clients.” Our revenue also depend substantially on our clients’ trading volumes, which are influenced by the general trading activities of the market, see “Risk Factor – General Risk Factors – Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

Customers

We classify those who have registered on our platform as our users and those who have opened accounts on our platform as customers. As of March 31, 2022, we had more than 19,000 users, including more than 15,000 registered clients who have opened trading accounts with us. We have over 2,000 active clients, which are clients who are registered and have assets in their trading accounts. Other than individual customers, we also provide products and services to corporate customers and institutional customers.

Our clients are mostly Chinese investors residing in Asia well as institutional clients in Hong Kong, Australia and New Zealand. As of March 31, 2022, the aggregate of account balance amounted to approximately $7.29 million. Our three largest customers represented approximately 51%, 17% and 10%, of our total revenues.

Our customers can open and activate trading accounts through HY Pro which can be downloaded for free from iOS, Android and webpage. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. From the fiscal year 2020 to fiscal year 2022, our revenue CAGR is 143% and our clients’ assets increased by CAGR 470%, total trading volume increased by CAGR 5% and managed fund AUM reached approximately $5.67 million as of March 31, 2022.

Marketing

We cultivate and strengthen our relationships with users through online, offline, and promotional activities. We do external marketing and promotional campaigns on our electronic platform such as Weixin Official Account Platform. In addition, our customer base is expanded by referrals from our business partners for services such as IPO underwriting and group account formation. To be specific, our marketing activities are listed below:

(i) Direct channel. In executing our direct marketing strategy, we would employ a combination of traditional marketing campaigns, such as online and offline advertising, promotion on our app, optimizing Internet search results , high quality marketing and promotion news, and participation in industry trade exhibitions, for the intention to increase our brand awareness and brand recognition.

(ii) Indirect channel. We would establish partnerships with financial services companies and take advantage of our agent management platform, including key opinion leader (KOL) partnerships and introducing brokers as well as individual analysts. These companies and brokers can provide their existing customers with securities trading services through our channel.

(iii) Internal cycle from our business ecosystem. Our Corporate Finance financial advisory service as the “source” of brand promotion and the associated end-clients, such as individual retail clients, professional investors and institutional investors are the “result.”

Research and Development

Currently, our research and development team is comprised of two internal user experience officers and two third party outsourcing teams. Their responsibilities include back-end development, front-end development (including mini programs for iOS and Android mobile devices), user interface development, testing and maintenance. We believe that our R&D team has substantial experience in software product development and architecture design of digital platforms to meet our current needs. To improve the user experience, we have issued over 20 versions of trading platform upgrades and over 8 upgrades of our dealing control systems.

Our research and development efforts are an essential part of our operations and the core strength in maintaining our competitive position. All of our patents and software copyrights are researched inhouse by our research and development team. For the years ended March 31, 2022 and 2021, we invested over 40% of general and administrative expenses, which was approximately $2,83 million and $1.29 million in research and development, respectively, to improve our technology infrastructure, optimize product offerings and enhance supply chain capabilities.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in Hong Kong and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

As of the date of this prospectus, we have 2 registered trademarks, and 1 registered domain name. We submitted Solomon Securities’ application on March 11,2020 with the Intellectual Property Department of the Government of the Hong Kong Special Administrative Region and received the trademark approval on April 27, 2020. We submitted SW SOLOWIN application to the Intellectual Property Department of the Government of the Hong Kong Special Administrative Region on August 13, 2021, and received the trademark approval on January 4, 2022.

Trademark

We have 2 registered trademarks in the Hong Kong Special Administrative Region:

Application or Registration#	Goods/Services	Mark	Country	File Date	Registration Date	Expiration date
305215211	Class No: 36	logo	China	April 27, 2020	March 11,2020	March 10, 2030
305717061	Class No: 9,35,36,42	logo	China	January 01, 2022	August 13, 2021	August 12, 2031

Industry

This prospectus includes statistical and other industry and market data that we obtained from government, regulatory bodies, stock exchange’s data, industry publications, and public data source from internet and estimates by our management based on such data. Our management has no reason to believe that such information presented in this section is false or misleading or that any fact has been omitted that would render such information and/or statistics false or misleading in any material respect.

In 2021, the combined turnover of the three main U.S. equities market amounted to around 142 trillion U.S. dollars. China HK Stock Connect turnover around RMB 27.6 trillion, which has experienced a 1,120% increase by 2021, with a CAGR of 86.9%.

Source: HKEx

Hong Kong is the world’s third largest online securities market, with annual trading volume around HK$ 41 trillion in 2021, which has increased 190% in the last 5 years.

Source: HKEx

HKEX is gaining global importance from the point of equity fund raising. Equity fund raising in secondary market in Hong Kong keeps the momentum from 2019 to 2021. In 2020, the equity fund raising in secondary market amounted to approximately HK$346.82 billion, representing 147.7% increase, as compared with 2019 figure. In 2021, the amount further increased to approximately HK$441.94 billion and there was an increase of approximately 27.4% when compared to that in 2020. In 2022, the IPO market slowed down due to the downturn of the economy, and the total equity funds raised decrease to HK$99 billion. It is estimated to climb back to the level as in 2019 which is approximately HK$470 billion in 2024.

The gross income for IPO sponsors in 2024 is expected to be approximately HK$450 million whereas 90 new IPO and sponsor fee approximately HK$5 million per IPO. The gross income for IPO fund raising and secondary market fund raising in 2024 is expected to be approximately HK$11 billion and HK$8.75 billion whereas the commission rate is 5% and 3.5% respectively.

Source: HKEx

The rapid growth of equity fund raising encouraged the development of the online brokerage service industry.

With popularization of mobile technology and growing acceptance of online trading, the global online securities market has grown faster than the overall securities market, by a trend that traditional brokers are shifting online while purely offline brokers are increasingly at a disadvantage. The Stock Exchange of Hong Kong is gaining global importance. It was ranked as the Top 3 IPO listing exchange in the world from 2017 to 2020 and was ranked first in 2018 & 2019.

Chinese investors have contributed to the market growth by deploying a significant proportion of their increasing overseas investable assets in online securities trading, especially in Hong Kong and the United States, which provide us with a unique opportunity to develop our business as an online investing platform.

We believe the online brokerage platform that we developed provides a superior customer experience by offering over 10,000 listed securities and derivative products with fast online account opening, trading, clearing and settlement services. We embrace and offer our products and services internationally to Chinese investors and has developed the one-stop electronic platform, where we offer our users online account opening in 5 minutes, immediate fund transfer supported by EDDA, cross market buying power, real time Lv.2 market data free or at low cost, aggregated insightful research and news that are non-comparable to the rest in the industry.

Asset Management in Hong Kong

Business of asset management involves the investment advisory and management of investment funds and/or securities, using the license of Type 4 (advising on securities) and Type 9 (asset management). According to the Asset and Wealth Management Activities Survey 2021 published by the SFC in July 2022, the asset management and fund advisory business in 2021 in Hong Kong amounted to approximately HK$25,888 billion as of December 31, 2021 (including REITs). Benefiting from Hong Kong uniquely positioned from international asset managers and institutions interested in allocating funds to investments in Mainland China, as well as Chinese asset managers and owners looking to gain international exposure, the total asset management business increased from HK$17,411 billion in 2017 to HK$24,038 billion in 2020, representing a CAGR of 11.14% and is expected to reach HK$35,451 billion in 2024 at a CAGR of 10.20% between 2020-2024. There are three types of major market players including Licensed Corporations (LC), Registered Institutions (RI) and Insurance Companies (IC). The following chart illustrates the breakdown (in HK$ billion) of the three types of market players from 2017 to 2024E:

Source: Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021

In terms of product types, public funds, including both SFC-authorized funds and those from other jurisdictions, accounted for 36.39% of the asset management and fund advisory business in Hong Kong in 2021, followed by managed accounts (31.00%) and private funds (17.32%). Hedge funds (6%) and private equity and venture capital (5%) were included in private funds. The Asset Under Management (AUM) attributable to managed accounts increased 8% year-on-year from $7,378 billion to $7,954 billion. The following table shows the breakdown by product type in respect of the asset management and fund advisory business from 2017 to 2021:

	2017	2018	2019	2020	2021
HK$ billions
Public Funds	6,532	5,658	7,505	9,044	9,337
Managed accounts	4,741	4,204	6,320	7,378	7,954
Private funds	2,730	2,910	2,963	3,808	4,443
Pension funds
(including MPF and ORSO Schemes)	1,410	1,617	1,383	1,666	1,779
Others	1,821	1,778	1,580	1,904	2,143

Total	17,234	16,167	19,751	23,800	25,656

Source: Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021

Note: Excluded REITs

The gross income for Asset Management and Fund Advisory Business of LC (including REITs) increased from HK$156.3 billion in 2017 to HK$230.45 billion in 2021 and is expected to reach HK$314.48 billion in 2024, assumed 1% fee on AUM. The asset management business maintains the major driver for the income of licensed corporation.

Competitive Landscape of the Business of Regulated Activities in Hong Kong

Entry barriers

The main entry barriers in Hong Kong’s securities brokerage business are the financial requirements including the paid-up share capital and the maintenance of liquid capital and the licensing requirements as stipulated by the SFC under the SFO. Securities dealing is a regulated activity under the SFO and is governed by the relevant rules and regulations. New entrants intend to carry on such regulated activity must be licensed with the SFC as licensed corporation. Each licensed corporation must have at least two responsible officers to directly supervise the regulated activity. Depending on the type of regulated activity, licensed corporations have to at all times maintain paid-up share capital and required liquid capital above the specified amounts according to the FRR. Upon the fit and proper criteria is being fulfilled and approved by SFC, licensed corporation can roll out business. Theoretically, there is no limit on number of licensed corporations and the competition of stock market industry is very keen.

Competition

Exchange Participants of SEHK are classified into three groups:

Category A – Position 1 to 14 by market turnover;

Category B – Position 15-65 by market turnover; and

Category C – Position > 65 by market turnover.

As of December 31, 2021, there were 638 Exchange Participants – trading and 64 Exchange Participants – non trading, representing an increase in 127 Exchange Participants – trading and 25 Exchange Participants – non trading, as compared with the figures in 2012. Competition had been increasing in recent years. Below is the distribution of their market share from 2012 to 2021:

	Category A		Category B		Category C
	(Position 1-14)		(Position 15-65)		(Position >65)
Year	Range %	Total (%)	Range %	Total (%)	Range %	Total (%)
2012	7.68 - 2.60	57.72	2.28 - 0.21	31.83	0.21 - 0.00	10.45
2013	7.20 - 2.11	55.97	1.87 - 0.22	32.54	0.21 - 0.00	11.49
2014	7.21 - 2.04	54.24	1.94 - 0.23	34.15	0.22 - 0.00	11.61
2015	7.35 - 2.08	52.31	1.89 - 0.25	35.30	0.25 - 0.00	12.39
2016	7.97 - 2.15	56.55	1.91 - 0.25	32.94	0.24 - 0.00	10.51
2017	6.41 - 2.30	54.64	1.93 - 0.25	34.88	0.24 - 0.00	10.48
2018	6.13 - 2.22	55.65	2.00 - 0.26	35.67	0.25 - 0.00	8.68
2019	6.89 - 2.54	57.97	2.48 - 0.24	34.04	0.22 - 0.00	7.99
2020	6.18 - 2.28	58.15	2.11 - 0.20	34.50	0.19 - 0.00	7.35
2021	6.47 - 2.20	59.03	2.16 - 0.17	33.82	0.17 - 0.00	7.15

Source: HKEx

Note: The market share and turnover data shown in the report above includes all Exchange Participants which had transactions during the period reported but excludes Southbound trading of Special Participants via Stock Connect.

As illustrated above, the brokerage business in Hong Kong is dominated by Exchange Participants in Category A. The top 14 firms accounted for 52.31% to 59.03 of the market turnover during the year 2012-2021. This intensified the competition among Exchange Participants in Category B and Category C. In 2021, the top 65 Exchange Participants accounted for 92.85% of total market share. The next 573 Exchange Participants only took 7.15% of total market share.

Year	1997	2021
Category C: Number of Trading Member or EP	427	574
Average daily turnover (HK$ billion)	14.3	166.73
Market % of Category C	40%	7.15%
Average daily turnover equally shared by each member/EP HK$ million)	13.40	20.77
Brokerage commission rate	0.25%	0.05%
Average daily gross commission income by each member/EP (HK$, buy and sell trade)	66,978.92	20,768.63

Source: HKEx fact book, SFC research paper

The average daily turnover shared by each member/EP increased from HK$13.40 million to HK$20.77 million from 1997 to 2021. The average daily gross commission income however decreased from HK$66,978.92 to HK$20,768.63 owing to the cancelation of minimum of commission rate 0.25 % and big decrease in market share of Category C. The licensed corporation purely relied on brokerage income would face tougher ongoing industry environment and competition. Hence, valued added services offered to clients such as asset management, corporate finance, etc. would contribute more portions on the revenue of the licensed corporation.

Opportunities

IPO financing and share margin financing

In January 2007, the Hong Kong Monetary Authority (“HKMA”) issued guidelines on “New Share Subscription and Share Margin Financing”, which stipulated that authorized lending institutions should impose reasonable margin requirements on loans to individual clients. At present, the market generally collects a margin of 10.0% on lending (IPO margin financing). The authorized lending institutions should act prudently when determining margin rates and consider the relevant financial capacity, liquidity and price volatility of individual securities. The prevailing market standards are: (i) 50.0% to 60.0% for blue-chip securities (some authorized lending institutions adopt 70.0%); and (ii) 30.0% to 40.0% for second and third tier securities.

According to the annual reports of 2017-18, 2018-19, 2019-20, 2020-21and 2021-22 of the SFC, the following data was extracted from monthly financial returns submitted to the SFC in accordance with the FRR by licensed corporations licensed for dealing in securities or securities margin financing:

As at 31 December	2017	2018	2019	2020	2021
Number of active margin clients	337,599	463,970	601,842	1,470,396	2,219,721
Amounts of receivables from margin clients (HK$ million)	205,977	180,800	165,919	201,916	218,436
Average collateral coverage (Note)	4.1	3.7	3.9	4.6	4.2

Source: SFC annual report 2017-18, 2018-19, 2019-20, 2020-21and 2021-22

Note: The number of times the aggregate market value of securities collateral deposited by clients covers the amounts receivables from margin clients on a given date on an industry-wide basis.

Margin business developed rapidly and the number of active margin clients increased from 337,599 in 2017 to 2,219,721 in 2021, representing a CAGR of 60.13%. The amounts receivable from active margin clients increased from HK$205.98 billion in 2017 to HK$218.44 billion in 2021, representing a CAGR of 1.48% and the average collateral coverage fluctuated between 3.7 and 4.6 times. Clients opened margin accounts to grasp the opportunities in IPO or share trading. The financing facility provided by Exchange Participants augmented the competitive advantages.

As for margin interest income, the income was approximately HK$26.21 billion in 2021 assumed 12% annual margin interest rate and is expected to increase to approximately HK$30.58 billion in 2024, given the same size of amounts of receivables from margin client as in 2021 and annual margin interest rate increase to 14%.

Online securities brokerage

Percentage share of retail online trading value from 2010/11 to 2020

Source: HKEx Cash Market Transaction Survey

Note: No survey was conducted for the year 2017

According to the Cash Market Transaction Survey 2009/10 to 2020 published by the Stock Exchange, the share of retail using online trading jumped from 26.90% to 60.90% during 2009 to 2018. According to the Retail Investor Study 2021 by Investor and Financial Education Council, 84% investors use online channels to trade stocks in 2020. Compared with 2019, this figure is 74%. More and more young and middle-aged investors prefer online channels for stock transactions. Online investment platforms have gained much popularity in recent years. They offer convenient and easy access with potentially lower fees. Investors can manage their wealth, invest and even obtain financial and investment advice via their computers or mobile devices anytime, anywhere. In view of this, more investment products whether local or global can be accessed by investors though one stop shop, good user experience, new edge features of online trading platform.

Beside the rise of middle class and high net worth clients of Mainland China, Southeast Asia is next growing engine. The large and young population and rapid economic growth especially the consumption power are the growth engine and big opportunities for online brokerage business. In order to seek for higher living standard, building wealth and hunting for investment opportunities are the first priorities. Millennials are the most educated and raised in smartphone environment. They are familiar to use smartphone to solve daily problems. To the extent of financial and investment needs, Millennials in Southeast Asia are dependent on good online financial tools and apps. This is the good soil for online brokers to gain the big population as online retail clients by offering user-friendly online account opening service, easy-to-use app and well-fit financial and investment services.

New Opportunities of Corporate finance services in Hong Kong

On 17 December 2021, HKEx published Consultation Conclusions on Special Purpose Acquisition Companies (SPAC). The HKEX’s new listing regime allowing SPACs to list on the Main Board of the Hong Kong Stock Exchange took effect on 1 January 2022 under amendments to the HKEX Listing Rules, including new Chapter 18B on SPAC listings. SPACs will be required to raise IPO funds of at least HK$1 billion under Listing Rule 18B.08 which must be held in a ring-fenced escrow account in Hong Kong operated by a trustee or custodian whose qualifications are consistent with the requirements of Chapter 4 of the SFC’s Code on Unit Trusts and Mutual Funds. The minimum subscription price for SPAC Shares will be HK$10 (under new Listing Rule 18B.07) and the minimum board lot size and subscription amount will be HK$1 million. The HKEX will need to be satisfied as to the character, experience and integrity of SPAC Promoters and that SPAC Promoters are capable of meeting a standard of competence commensurate with their position. At listing and on an ongoing basis, at least one SPAC Promoter must be licensed for regulated activity Type 6 (advising on corporate finance) and/or Type 9 (asset management). A SPAC board must include at least two Type 6 and two Type 9 SFC-licensed persons, one of whom must be a licensed person of a SPAC Promoter.

Development of the asset management industry in Hong Kong

In order to facilitate the development of the asset and wealth management industry in Hong Kong, the new regime for Open-ended Fund Companies (OFC) has taken effect since 30 July 2018. Private OFCs are able to benefit from the profits tax exemption provided by the Inland Revenue (Amendment) (No.2) Ordinance 2018, which also commences on July 30, 2018. SFC-authorized public OFCs are entitled to the same profits tax exemption as other SFC-authorized funds. As of 31 March 2022, a total of 62 OFCs with 118 OFC sub-funds (including 23 ETFs with a total market capitalization of $13 billion) have been set up. Beside the establishment of market infrastructure, in order to broaden the investor base for Hong Kong funds, promote the development of local investment expertise and strengthen Hong Kong’s position as an asset and wealth management center and fund domicile, the SFC promotes cross-border offerings of qualified Hong Kong public funds into overseas markets through mutual recognition arrangements. The SFC works closely with the Government and other local regulators on policies to promote Hong Kong as an onshore fund management hub and a preferred domicile for investment funds. The SFC has been actively participating in recent Government-driven initiatives to establish a limited partnership regime for funds and provide a tax concession for carried interest to attract private equity funds. In light of the favorable industry outlook, Hong Kong is continuing development as an asset management hub.

With the continuous increase in the scale of AUM, the income of the asset management business has exceeded more than 70% of the total income of securities industry of Hong Kong.

Hereunder is the illustration of the estimate income of regulated activities of Type 1, 6, 9 in 2024, a total of HK$ 411.17 billion:

Competition

We operate in the Hong Kong online securities brokerage market that is rapidly evolving, fragmented, and competitive. We face fierce competition from other online brokerage platforms, other investment and trading platforms as well as traditional brokerage and financial institutions. Our competitors may compete with us in a variety of ways, including (i) providing services that are similar to, or more attractive to clients than ours; (ii) providing products and services we do not offer; (iii) offering more aggressive rebates to gain market share and to promote other businesses; (iv) adapting at a faster rate to market conditions, new technologies and clients’ demands; (v) offering better, faster and more reliable technology; (vi) broadening their client base more cost effectively or faster and (vii) marketing, promoting and providing their services more effectively. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors.

We seek to differentiate ourselves from competitors through our offering of friendly interface and smooth transaction experience to clients, which would significantly reduce our clients’ costs without compromising our clients’ needs. With our exceptional products and services, loyal customer base, and data-driven approach, we believe we will continue to efficiently scale and generate strong returns.

Growth Strategies

It is anticipated that the demand for online brokerage services among Chinese investors’ markets would continue to rise due to the increasing desire for a globally diversified asset allocation and better functionality of online brokers. Our objective is to establish a dominant position in the Hong Kong securities brokerage industry and to capitalize on the industry’s growth potential. We target to expand our customer base, boost our trading volume and provide our customers with access to more equities and derivative products around the globe on a 24/7 basis, and improve our technology and social networking capabilities via HY Pro, our user-friendly, consumer-focused platform. In addition, we want to consolidate our current market position in Hong Kong, bolster our competitive edge, and increase our corporate finance services for institutional clients, such as listed firms or potential clients eligible for listing. Through these strategies, we are able to offer our retail clients a greater variety of IPO placing and underwriting services. In addition, to help clients diversify their portfolios, we provide investment advisory and asset management services to help them achieve their long-term investment return and global diversification goals. We intend to execute the following strategies in order to attain these objectives.

●	Increase our market leadership in key markets through user community and social engagement functions. We intend to increase customer loyalty by retaining active users, reactivating dormant accounts, acquiring new customers, and improving service quality in key markets such as Greater China. We want to launch an upgraded HY Pro with brand new social networking and chat functions, as well as embedded social media tools to build a network based for our users and facilitate communication between users, investors, companies, analysts, media, and key opinion leaders. Users can express their views on different stocks, which promotes the free flow of information, reduces information asymmetry, and supports in the investment decision-making process. User activities provide invaluable user data that can be used to guide the Company’s product development and monetization efforts.

●	Strengthen technological infrastructure. We anticipate developing our technological infrastructure and integrating the trading systems of other brokers via Application Programming Interface (API). With an improved technology infrastructure, we can provide customized Business-to-Business (B2B) solutions to different institutional clients. We plan to transform ourselves to specialize in the agency brokerage, wealth management, private client, and retail brokerage divisions of regulated brokers in AML-compliant nations, such as the United Kingdom, New Zealand and Australia. To provide our users with the most user-friendly interface and seamless transaction experience, we aim to optimize our trading system, increase system concurrent accesses, improve the system’s stability and security, and increase the speed in execution & order matching.

●	Attract and build strong team of key talent. We believe that our employees are critical to our continued growth. We aspire to be a full-service financial services provider, so it is important that we have a team of experts in the field of securities dealing, corporate finance, investment advisory, and asset management. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages that include, but are not limited to, an equity incentive plan.

●	Broaden our financial services by expand our product offering. We strive to provide comprehensive brokerage and value-added services to our customers. We target to apply for the Type 2 license – Dealing in Futures Contracts with the HKSFC, and the platforms HY Pro will become a highly integrated platform with a broader range of product offerings.

Human Capital and Employees

As of March 31, 2022, we had a total of 17 full-time employees in Hong Kong to support our business operations. The following table sets forth the number of our employees by function as of March 31, 2022:

Function	Number of Employees	Percentage
Client Onboarding	1	5.9%
Compliance	1	5.9%
Finance and Accounting	2	11.8%
Management	3	17.4%
Operational Control and Review	2	11.8%
AML and CTF	2	11.8%
Risk Management	1	5.9%
Product R&D	2	11.8%
Human Resources	1	5.9%
Investment and Financing	2	11.8%
Total	17	100%

Solomon JFZ enters into standard labor contracts with its key employees. The labor contract with its key personnel typically includes a confidentiality covenant that requires employees to protect its confidential information during and after their employment.

None of Solomon JFZ’s employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, Solomon JFZ contributed to MPF under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Also, Solomon JFZ provides medical benefits to our staff. We consider Solomon JFZ’s relations with its employees to be good, and we have never experienced a strike or significant work stoppage.

Facilities

Our corporate headquarters are located at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

We were granted land use rights for our properties as follows. The following table summarizes the real property we own or lease.

Location	Type of Right	Area	Usage	Term
Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	Lease	Land use right area 3,586 sf/property area 3,586 sf	Other commercial service land/office space	Land use right ends November 1, 2024

Our tenancy agreement is duly stamped and registered at the Land Registry of Hong Kong. No legal title will be transferred to us at the end of the lease period. We intent to renew our lease upon its expiration. We believe our above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As at the date of this prospectus, we are not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

REGULATIONS

Currently, all of our business operations are conducted in Hong Kong. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Licensing And Registration Under The SFO Administered By The HKSFC

The HKSFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The HKSFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the HKSFC with multiple roles and sets out its regulatory objectives, including:

(i)	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(ii)	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

(iii)	to provide protection for members of the public investing in or holding financial products;

(iv)	to minimize crime and misconduct in the securities and futures industry;

(v)	to reduce systemic risks in the securities and futures industry; and

(vi)	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

The HKSFC is one of the four financial regulators in Hong Kong charged with oversight of finance and investing, but it is the only Hong Kong financial regulator that is given the mandate to educate the investing public.

Following the enactment of the Securities and Futures (Amendment) Ordinance 2012, the Investor Education Centre (now known as the Investor and Financial Education Council) was formed as a HKSFC subsidiary to educate the public on a broad range of retail financial products and services.

Licensing regime under the SFO

Under the SFO, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be licensed under the relevant provisions of the SFO to carry on that regulated activity, unless any exemption under the SFO applies. This applies to a corporation carrying on a business in a regulated activity and to any individuals acting on behalf of that corporation in carrying on such activities, as further described below. It is an offense for a person to conduct any regulated activity without the appropriate license issued by the HKSFC.

Further, if a person (whether by itself or another person on his behalf, and whether in Hong Kong or from a place outside of Hong Kong) actively markets to the public in Hong Kong any services that it provides and such services, if provided in Hong Kong, would constitute a regulated activity, then that person is also subject to the licensing requirements under the SFO.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC.

Responsible Officers

In order for a licensed corporation to carry on any of the regulated activities, it must appoint no less than two responsible officers (the “Responsible Officers”) for each regulated activity conducted by a licensed corporation, at least one of whom must be an executive director, to supervise each regulated activity. The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously, provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and can demonstrate that there is no conflict of interest if he/she carries on the regulated activities concurrently.

An “executive director” of a licensed corporation is defined under the SFO as a director of the corporation who (a) actively participates in or (b) is responsible for directly supervising, the business of a regulated activity or activities for which the corporation is licensed. Every executive director of the licensed corporation who is an individual must apply to the HKSFC to be approved as a responsible officer of such licensed corporation in relation to the regulated activities.

During the period from July10, 2022 up to the date of this prospectus, the Company has only one Responsible Officer to carry out Type 9 (asset management) regulated activities, namely, Mr. Wai Kin Leung who is not an executive director of the Company. On November 16, 2022, the Company submitted an application to register Mr. Ling Ngai Lok, an executive director of the Company, as a Responsible Officer to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities. As of November 30, 2022, HKSFC has accepted the said application and the Company has paid to HKSFC the requisite fees on December 6, 2022. As of the date of this prospectus, the registration of Mr. Ling Ngai Lok as a Responsible Officer to carry out the said types of regulated activities is still pending approval by the HKSFC. The Company has at all times kept HKSFC informed and to the best of knowledge, information and belief of the Company, HKSFC has not taken any issue as to this non-compliance as at the date of this prospectus. The Company is of the view that this non-compliance is immaterial in carrying out the Company’s ordinary businesses.

Sponsors and compliance advisers

A sponsor is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor in respect of an application for the listing of any securities on a recognized stock market under the GEM Listing Rules or the Listing Rules (as the case may be).

A compliance adviser is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity, that is permitted under its license or certificate of registration to undertake work as a sponsor to act as a compliance adviser under the GEM Listing Rules or the Listing Rules (as the case may be). The main role of a compliance adviser is to ensure that the listed company is properly guided and advised as to compliance with the GEM Listing Rules or the Listing Rules (as the case may be) and all other applicable rules, laws, codes and guidelines. Only firms eligible to act as sponsors are eligible to act as compliance advisers.

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the HKSFC to demonstrate that it can meet the eligibility criteria pursuant to the “Additional competence requirements for corporations and individuals engaging in sponsor and compliance adviser work” set out in Appendix A to the Guidelines on Competence published by the HKSFC (“Sponsor Guidelines”). In considering the sponsor license application, the HKSFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines published by the HKSFC.

Effective from October 1, 2013, the enhanced regulations on IPO sponsors and the key obligations of IPO sponsors have been consolidated in paragraph 17 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (“Code of Conduct”). The key requirements for a sponsor under the new sponsor regime are as follows:

●	to advise and guide a listing applicant in preparation for a listing;

●	to take reasonable due diligence steps in respect of a listing application;

●	to take reasonable steps to ensure that true, accurate and complete disclosure about a listing applicant is made to the public;

●	to deal with the regulators in a truthful, cooperative and prompt manner;

●	to maintain proper books and records that are sufficient to demonstrate its compliance with the Code of Conduct;

●	to maintain sufficient resources and effective systems and controls for proper implementation and adequate management oversight of the sponsor work;

●	to act as the overall manager of a public offer to ensure that the public offer is conducted in a fair and orderly manner; and

●	to take reasonable steps to ensure analysts do not receive material information not disclosed in the listing document.

In addition, pursuant to Appendix 28 of the Listing Rules in relation to transition arrangements for eligible issuer (as defined in Rule 9A.01A of the Listing Rules) (“Eligible Issuer’”), an Eligible Issuer must appoint a sponsor to conduct due diligence in connection with the transfer of its listing from GEM to the Main Board during the transitional period of three years from February 15, 2018 to February 14, 2021.

The Listing Rules, the GEM Listing Rules, the Sponsor Guidelines and the Corporate Finance Advisor Code of Conduct published by the HKSFC regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, responsible officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the HKSFC.

In order to maintain the eligibility as sponsor, a sponsor should have at least two sponsor principals, who should be engaged by the sponsor for the purpose of conducting sponsor-related work on a full-time basis, at all times to discharge its role in supervising the transaction team. The GEM Listing Rules or the Listing Rules (as the case may be) require an issuer to appoint a compliance adviser during an initial period after being admitted to listing and the compliance adviser’s core role is to assist the issuer to comply with certain obligations under the Listing Rules or GEM Listing Rules (as the case may be) during such a period.

Solomon JFZ, Solowin’s Hong Kong subsidiary, is granted a license by the HKSFC in January 2017 to carry out Type 1 (dealing in securities) regulated activities; is granted a license by the HKSFC in October 2019 to carry out Type 4 (advising on securities) regulated activities; is granted a license by the HKSFC in May 2021 to carry out Type 6 (advising on corporate finance) regulated activities but not admitted as a sponsor; and is granted a license by the HKSFC in October 2019 to carry out Type 9 (asset management) regulated activities.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, licensed representatives, Responsible Officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the HKSFC.

Section 116(3) of the SFO provides that the HKSFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the HKSFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the HKSFC. In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the HKSFC shall, in addition to any other matter that the HKSFC may consider relevant, have regard to the following:

(a)	the financial status or solvency;

(b)	the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)	the ability to carry on the regulated activity competently, honestly and fairly; and

(d)	the reputation, character, reliability and financial integrity.

of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence published by the HKSFC.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the Securities and Futures (Financial Resources) Rules (Cap. 571N of the laws of Hong Kong) (the “FRR”).

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	Not applicable	HK$500,000
(b) in the case where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
(c) in any other case	HK$5,000,000	HK$3,000,000

Type 4 (advising on securities)
(a) In the case where in relation to Type 4 (advising on securities) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
(b) In any other case	HK$5,000,000	HK$3,000,000
Type 6 (advising on corporate finance)
(a) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation acts as a sponsor - hold client assets - not hold client assets	HK$10,000,000 HK$10,000,000	HK$3,000,000 HK$100,000
(b) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation does not act as a sponsor - hold client assets - not hold client assets	HK$5,000,000 Not applicable	HK$3,000,000 HK$100,000
Type 9 (asset management)
(a) In the case where in relation to Type 9 (asset management) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
(b) In any other case	HK$5,000,000	HK$3,000,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

Solomon JFZ is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain minimum liquid capital of HK$3,000,000.

Notification to the HKSFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the HKSFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year. If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the HKSFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the HKSFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the HKSFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and 195(6) of the SFO.

Pursuant to circulars published by the HKSFC on March 24, 2016 and March 15, 2018, the HKSFC waived the obligation of all licensed corporations, registered institutions, responsible officers and representatives to pay the annual licensing fees that would otherwise be payable by them during the period from April 1, 2016 to March 31, 2019.

Pursuant to a circular published by the HKSFC on March 25, 2019, the HKSFC decided to resume the collection of annual licensing fees at a concession rate from April 1, 2019 to March 31, 2021. However, announced by the HKSFC in December 4, 2019 and pursuant to a circular published by the HKSFC on March 30, 2020, the HKSFC waived the annual licensing fees for the period from April 1, 2020 to March 31, 2021.

Pursuant to circulars published by the HKSFC on March 19, 2021 and March 25, 2022, the HKSFC decided to waive the annual licensing fees of all intermediaries and licensed individuals incurred during the period from April 1, 2021 to March 31, 2022 and April 1, 2022 to March 31, 2023 respectively.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the HKSFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT”)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education program best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

The HKSFC has issued in January 2022 the revised Guidelines on Continuous Professional Training pursuant to section 399 of the SFO. Licensed representatives and relevant individuals of registered institutions are required to complete ten CPT hours per calendar year regardless of the number and type of regulated activities which they may engage in. Responsible Officers or executive officers are required to complete twelve CPT hours including two CPT hours on regulatory compliance. Further, at least five CPT hours per calendar year attended by an individual should be on topics directly relevant to the regulated activities for which he or she is licensed at the time the CPT hours are undertaken. Failure to comply with the guidelines on CPT may reflect adversely on the fitness and properness of a person to continue to carry on the regulated activity.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the HKSFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Maintenance of insurance against specified risks

Under section 116(3)(c)(ii) of the SFO, corporations that are licensed to carry on certain regulated activities are required, as a condition of their licenses, to take out and maintain insurance in the manner prescribed by the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong). In particular, before or at such time when the corporation becomes a Stock Exchange Participant and is licensed for Type 1 (dealing in securities) regulated activity, it should take out the required insurance under the relevant approved master policy for an insured amount of no less than HK$15,000,000 for the specified risks.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

●	payment of the prescribed fees to the HKSFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Internal Control Guidelines and other applicable codes and guidelines issued by the HKSFC.

Anti-Money Laundering and Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i) the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”).

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii) the Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it to represent the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii) the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv) the United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v) the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As of the date of this prospectus, there were more than 80 subsidiary legislations made under this ordinance relating to around 21 jurisdictions, including but not limited to Liberia, Libya, Afghanistan, Eritrea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi) the Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counterfinancing of terrorism statutory and regulatory requirements, and the anti-money laundering and counterfinancing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a responsible officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a responsible officer, executive director or relevant individual;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a responsible officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Takeovers And Mergers

Financial advisers and independent financial advisers licensed by the HKSFC may act for Hong Kong listed issuers as regards transactions principally involving the Listing Rules, the GEM Listing Rules and the Takeovers Code.

In Hong Kong, any takeover, merger, privatization and share repurchase activities affecting public companies are regulated by the Takeovers Code which is issued by the HKSFC in consultation with the Takeovers and Mergers Panel. The primary purpose of the Takeovers Code is to afford fair treatment for shareholders who are affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code seeks to achieve fair treatment by requiring equality of treatment of shareholders, mandating disclosure of timely and adequate information to enable shareholders to make an informed decision as to the merits of an offer and ensuring that there is a fair and informed market in the shares of companies affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code also provides an orderly framework within which takeovers, mergers, privatizations and share buy-backs activities are to be conducted.

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the HKSFC or any delegate thereof (the “Executive”) prior to the release thereof.

The roles and responsibilities of financial advisers and other professional advisers are of particular importance given the non-statutory nature of the Takeovers Code, and it is part of their responsibilities to use all reasonable efforts, subject to any relevant requirements of professional conduct, to ensure that their customers understand, and abide by, the requirements of the Takeovers Code, and to co-operate to that end by responding to inquiries from the Executive or any delegate thereof, the Takeovers and Mergers Panel or the Takeovers Appeal Committee.

The Stock Exchange

Apart from the HKSFC, the Stock Exchange also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The Stock Exchange is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the Stock Exchange and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the Stock Exchange is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the Stock Exchange (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Shing Tak Tam	37	Chief Executive Officer and Director
Lili Liu	40	Chief Financial Officer
Ling Ngai Lok	40	Chairman
Tze Bun Cheng	37	Chief Operation Officer
Pong Ming Ting	55	Director of Solomon JFZ
[ ]	[ ]	Independent Director Nominee*
[ ]	[ ]	Independent Director Nominee*
[ ]	[ ]	Independent Director Nominee*

*[   ], [   ] and [   ] have accepted appointments as our independent directors, effective immediately prior to the listing of the Ordinary Shares on the [Nasdaq Capital Market].

Shing Tak Tam, CFA. Mr. Tam has served as Solowin’s Chief Executive Officer and Director since June 2022 and Solomon JFZ’s Executive Director and Responsible Officer since June 2019. Mr. Tam is mainly responsible for Solomon’s Overall Management Oversight and formulating overall business strategies.

Mr. Tam has over 13 years of experiences in the securities brokerage industry. Prior to joining Solomon JFZ (Asia) Holdings Limited in 2019, he worked in several major securities brokerage firms, i.e. Bright Smart Securities, Sun Hung Kai Investment Services and Zhongtai International Securities Limited. His expertise includes the functions of securities dealer, compliance, risk management, asset management, research and advisory services activities.

Mr. Tam graduated from the City University of Hong Kong in 2008 with a Bachelor of Business Administration. He is currently a chartered member of the CFA Institute and The Chartered Institute for Securities & Investment in the UK.

Lili Liu. Ms Liu has served as Solowin’s Chief Financial Officer since November 2021 and Solomon JFZ’s Chief Financial Officer since November 2021. She has been specializing in Solomon JFZ’s financial and internal control. Prior to joining us, Ms. Liu has served as the Risk Manager and Internal Audit Manager of Shenzhen Huihua Jincheng Asset Management Co., Ltd, a private equity firm from 2017 to 2019. From 2011 to 2016, Ms. Liu served as the Chief Financial Officer at Henan Guangyuan Landscape Co., Ltd, a construction company in Henan Province in China, where she was mainly responsible for the financial management and internal control. From 2007 to 2009, Ms. Liu served as an Operation Manager in ATM Business Department of JiangSu HengBao Co., LTD. a company listed on the Shenzhen Stock Exchange. Ms. Liu obtained her master’s degree in Economics from University of International Business and Economics in Beijing in 2007. She further obtained a second master’s degree in financial engineering in City University of Hong Kong in 2021.

Ling Ngai Lok. Mr. Lok served as Solowin’s Director from July 2021 to June 2022 and Solomon JFZ’s Director since January 2019.

Since November 28, 2022, Mr. Lok has been re-appointed as Director and Chairman of Solowin. He has been the General Partner in Grow World LPF since February 2021 and Grow World II LPF since March 2021. He oversees operation of the LPF, including engaging Fund Administrator, Fund Managers and Custodian. He has been the Fund Director in Solomon Capital Fund SPC since March 2019, oversees operation of the SPC Fund and review and evaluate the performance of the fund. Mr. Lok expertise is in the area of Finance, Fund Management, Capital Market and fund-raising, this contributes significantly to the growth of Solomon in terms of capital.

Tze Bun Cheng. Mr. Cheng has served as Solomon JFZ’s Operation Director since November 2019 and Solowin’s Chief Operation Officer since June 2022

Mr. Cheng has 10 years of experiences in the securities brokerage and investment industry where he mainly focused on financial services, administrative and management functions. Prior to joining Solomon in 2019, he has worked as a RO since 2016 in several securities brokerage companies such as Grand China Securities, Riche Bright Securities and DA International Financial Services.

Mr. Cheng graduated with a master’s degree in Accounting & Finance from Kingston University in 2009.

Pong Ming Ting, MBA, FCPA, FCCA. Mr. Ting has served as Solomon JFZ’s director since May 2021.

He is licensed by the Securities and Futures Commission to act as a Responsible Officer to carry out Type 6 (corporate finance) regulated activity under the Securities and Futures Ordinance of Hong Kong. Prior to joining Solomon JFZ in 2021, Mr. Ting served as the senior vice president of JS Capital Limited from 2019 to 2020, a Hong Kong corporate finance company. From 2016 to 2018, he served as the senior vice president of Changjiang Corporate Finance Limited, a Hong Kong corporate finance company.

Mr. Ting graduated from the University of Hong Kong with a bachelor’s degree of science. He obtained a master’s degree of Business Administration at the University of Strathclyde in the United Kingdom in 1997 and a second bachelor’s degree in law at Tsing Hua University in the PRC in 2006. He is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Institute of Certified Public Accountants. Mr. Ting has more than 25 years of experience in accounting and corporate finance.

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No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of two directors, none of whom are independent directors. We are in the process of identifying candidates to serve as independent directors. Prior to completion of this offering, we intend to appoint at least three additional independent directors so that a majority of our board of directors will be independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of three directors, namely, [ ], [ ]and [ ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. [ ] will be the chairperson of our audit committee. The board of directors has also determined that [ ] qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee will consist of three directors, namely, [  ], [   ] and [   ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. [   ] will be the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of three directors, namely, [   ], [   ] and [   ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. [   ] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duty to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with the amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the amended and restated memorandum and articles of association.

Employment and Indemnification Agreements

We have entered into labor contracts with our executive officers under Hong Kong laws. Each of our executive officers is employed for an indefinite period following a specified probation period, subject only to termination by either party. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with not less than 30 days’ prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us.

Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation or other entity any confidential information, including but not limited to our business secrets and intellectual property. Each executive officer also represented to us that when the labor contract was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any non-competition agreement.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

For the fiscal year ended March 31, 2022, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $0.26 million, and we did not pay any compensation separately to our employee directors for their services as directors of the Company and its subsidiary. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended March 31, 2022. Our Hong Kong subsidiary operates a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong) for employees employed under the jurisdiction of Hong Kong Employment Ordinance (Chapter 57 of the laws of Hong Kong). The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, Our Hong Kong subsidiary and each of the employees are required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as an exhibit to this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this public offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of the date of this prospectus by (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person known to us to own beneficially more than 5% of the Ordinary Shares. Unless otherwise indicated, the business address of each of the individuals below is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Percentage of beneficial ownership of each listed person prior to this offering is based on 12,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares issued and outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number(1)	Percent of Class(2)	Number(1)	Percent of Class(3)
Directors and Executive Officers:
Shing Tak Tam, Chief Executive Officer and Director	0	*	[ ]	[ ]%
Lili Liu, Chief Financial Officer	0	*	[ ]	[ ]%
Ling Ngai Lok, Chairman(5)	4,080,000	34%	[ ]	[ ]%
Tze Bun Cheng, Chief Operation Officer	0	*	[ ]	[ ]%
Pong Ming Ting, Director of Solomon JFZ	0	*	[ ]	[ ]%
[ ], Director Nominee		*	*	*
[ ], Director Nominee		*	*	*
[ ], Director Nominee		*	*	*
All directors and executive officers as a group ([ ] persons)	[ ]	[ ]%	[ ]	[ ]%

Other Principal Shareholders:
Vulcan Worldwide Holdings Limited(4)	3,960,000	33%	[ ]	[ ]%
Gemini Asia Holdings Limited(5)	4,080,000	34%	[ ]	[ ]%
Fortune Dynasty Global Limited(6)	3,960,000	33%	[ ]	[ ]%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 12,000,000 Ordinary Shares are considered to be issued and outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this prospectus.

(3)	Based on [*] Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise the over-allotment option.

(4)	Vulcan Worldwide Holdings Limited is incorporated in the British Virgin Islands. Zhang Xiaohang, the sole director and sole shareholder, has sole voting and investment power over the shares held by Vulcan Worldwide Holdings Limited.

(5)	Gemini Asia Holdings Limited is incorporated in the British Virgin Islands. Ling Ngai Lok, the sole director and sole shareholder, has sole voting and investment power over the shares held by Gemini Asia Holdings Limited.

(6)	Fortune Dynasty Global Limited is incorporated in the British Virgin Islands. Yao Xue, the sole director and sole shareholder, has sole voting and investment power over the shares held by FORTUNE DYNASTY GLOBAL LIMITED.

None of the outstanding Ordinary Shares are held in the United States. None of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Set forth below are the related party transactions of our company that occurred during the past three fiscal years.

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Nature of relationships with related parties

Name	Relationship with the Company
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Asset Management Limited	Entity controlled by Mr. Lok and Ms. Yao
Tuoyin Technology Limited	Entity controlled by Mr. Lok
Master Venus Limited	Entity controlled by Mr. Zhang, Mr. Lok and Ms. Yao
Mr. Lok	Shareholder and director of the Company
Ms. Yao	Shareholder and director of the Company
Mr. Shing Tak Tam (“Mr. Tam”)	Director of the Company

Related parties transactions

		For the year ended March 31,
Name	Nature	2022	2021	2020
		$’000	$’000	$’000
Solomon Capital Fund SPC	Asset management income	333	-	-
Solomon Capital Asset Management Limited	Referral fee (included in general and administrative expenses)	59	-	-
Tuoyin Technology Limited	Referral fee (included in general and administrative expenses)	136	-	-
Tuoyin Technology Limited	Consultancy income (included in other income)	100	-	-
Mr. Lok	Loan interest income	1	2	4
Mr. Tam	Referral fee (included in general and administrative expenses)	10	-	26
Ms. Yao	Referral fee (included in general and administrative expenses)	447	-	-

Balance with related parties

		As of March 31,
Name	Nature	2022	2021	2020
		$’000	$’000	$’000
Solomon Capital Fund SPC	Receivable from customers	89	-	-
Solomon Capital Fund SPC	Due from related parties	32	19	6
Master Venus Limited	Due from related parties	51	-	-
Mr. Lok	Loan to a director	409	540	931
Mr. Lok	Amount due from a director	30	34	-

Amounts due from related parties and a director are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for $89,000 (2021: Nil) represented fund management income receivables as of March 31, 2022.

Loan to a director is unsecured, interest bearing and has no fixed repayment term.

Employment and Indemnification Agreements

See “Management—Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management—Compensation of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

Solowin is a Cayman Islands exempted company with limited liability and its affairs are governed by its memorandum of association, articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of Cayman Islands.

As of the date of this prospectus, Solowin’s authorized share capital is $100,000 divided into 1,000,000,000 Ordinary Shares, with a par value of $0.0001 each.

As of the date of this prospectus, there are 12,000,000 Ordinary Shares issued and outstanding.

All of our Ordinary Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Solowin’s Amended and Restated Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Upon Solowin’s incorporation on July 23, 2021, one ordinary share, $1.00 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Ling Ngai Lok on July 27, 2021.

On July 27, 2021, Solowin issued additional 49,999 ordinary shares, $1.00 par value, to Ling Ngai Lok. As such, Solowin has 50,000 ordinary shares issued and outstanding as of the date of this prospectus. On June 9, 2022, Ling Ngai Lok transferred 17,000, 16,500 and 16,500 shares to Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED, and Vulcan Worldwide Holdings Limited, respectively.

On December 7, 2022, (i) each of the existing issued and unissued shares of par value of $1.00 each of Solowin was subdivided into 10,000 shares of par value of $0.0001 each of Solowin; and (ii) the authorized share capital of Solowin was increased to $100,000 divided into 1,000,000,000 shares of $0.0001 each. On the same day, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited had surrendered 165,920,000 Ordinary Shares, 161,040,000 Ordinary Shares and 161,040,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share, to Solowin. As a result of the above surrenders, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited holds 4,080,000 Ordinary Shares, 3,960,000 Ordinary Shares and 3,960,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share.

Listing

We plan to apply to have the Ordinary Shares listed on the [Nasdaq Capital Market] under the symbol “SWIN”. We cannot guarantee that we will be successful in listing the Ordinary Shares on the [Nasdaq Capital Market]; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [    ]. The transfer agent and registrar’s address is [    ].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding [ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise the over-allotment option in full). All of the Ordinary Shares sold in this offering will be freely transferable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, executive officers and 10% shareholders. Sales of substantial amounts of the Ordinary Shares in the public market could adversely affect prevailing market prices of Ordinary Shares. All outstanding Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of the Ordinary Shares acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act, a person or entity that has beneficially owned the Ordinary Shares for at least six months and is not our “affiliate” will be entitled to sell the Ordinary Shares, subject only to the availability of current public information about us, and will be entitled to sell Ordinary Shares held for at least one year without any restriction. A person or entity that is our “affiliate” and has beneficially owned Ordinary Shares for at least six months will be able to sell, within a rolling three month period, the number of Ordinary Shares that does not exceed the greater of the following:

(i)	1% of the then outstanding Ordinary Shares, which immediately after this offering will equal approximately [ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise the over-allotment option in full); and

(ii)	the average weekly trading volume of Ordinary Shares on [Nasdaq Capital Market] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases the Ordinary Shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Lock-up Agreements

See “Underwriting—Lock-up Agreements.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of the Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Ordinary Shares may dispose of significant numbers of the Ordinary Shares. We cannot predict what effect, if any, future sales of the Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of the Ordinary Shares from time to time. Sales of substantial amounts of the Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Ordinary Shares.

TAXATION

The following sets forth material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in the Ordinary Shares. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it is the opinion of Keith Lam Lau & Chan, our special Hong Kong counsel. To the extent that the discussion relates to matters of U.S. federal income tax law it is the opinion of Potomac Law Group, PLLC, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the Ordinary Shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●

Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the following rates:

(i)	7.5% on the assessable profits up to HK$2,000,000; and 15% on any part of assessable profits over HK$2,000,000; and

(ii)	8.25% on the assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We would be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or may become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to qualify as a PFIC and such U.S. Holder makes a deemed sale election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules” beginning on page 115.

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that our Ordinary Shares should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the applicability of the lower income tax rate on dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to its Ordinary Shares. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, although such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or exchange of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss. Such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our Ordinary Shares should be treated as marketable stock at the time they are listed on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

Solowin is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Solowin’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between the company, its officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of the directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Solowin has appointed [ ] as its agent to receive service of process with respect to any action brought against it in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any state in the United States or any action brought against it in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or the directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or the directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

All of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

Keith Lam Lau & Chan, our counsel with respect to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, but Hong Kong courts do not entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a monetary sum (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong in actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States, whereas original actions predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States would not be entertained by Hong Kong courts.

UNDERWRITING

In connection with this offering, we have entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters (the “representative”), in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite their respective names below, at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Ordinary Shares
[●]	[●]
Total	[●]

The underwriting agreement provides that the obligation of the underwriters to purchase all of the Ordinary Shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the shares being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to 15% additional Ordinary Shares at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares offered by this prospectus. To the extent that the underwriters exercise this option, the underwriters will become obligated, subject to conditions, to purchase, and we will be obligated to sell, the additional shares. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder.

Commissions and Expenses

The underwriting discounts and commissions are 8% of the gross proceeds of the offering originating from investors introduced by the representative and 4% of the gross proceeds of the offering originating from investors sourced by the Company. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. We have been advised by the underwriters that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[ ] per share under the offering price. After the offering, the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.

		Fee Per Share(1)		Total Without Exercise of Over- Allotment		Total With Exercise of Over -Allotment
Public offering price	$		$		$
Discount	$		$		$
Proceeds to our company before expenses	$		$		$

(1)	The fees do not include the underwriters’ expense reimbursement as described below.

In addition, we have agreed to pay all expenses relating to the offering, including, without limitation: (a) all filing fees and expenses relating to the registration of the securities of the Company with the SEC; (b) all fees and expenses relating to the listing of the Ordinary Shares on Nasdaq Capital Market; (c) all fees associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the registration or qualification of Ordinary Shares offered under “blue sky” securities laws of states and other jurisdictions designated by the representative, including the reasonable fees and expenses of the representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Ordinary Shares of the Company under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (f) transfer and/or stamp taxes, if any, payable upon our transfer of the securities to the representative; (g) the costs of mailing and printing the offering materials; (h) the fees and expenses of our accountants; (i) up to $200,000 of the representative’s accountable out-of-pocket expenses for the offering, including road show expenses, diligence and reasonable legal fees and disbursements for the representative’s counsel. The Company will be responsible for the representative’s external counsel legal costs irrespective of whether the offering is consummated or not, subject to $75,000 if there is not a closing. We have paid $50,000 to the representative as an advance to be applied towards the reasonably anticipated out-of-pocket expenses. Any unused portion of the advances shall be returned to the Company to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). In addition, we agreed to pay the representative 1.0% of the gross proceeds of the offering for non-accountable expenses.

We estimate that expenses payable by us in connection with the offering of the Ordinary Shares, other than the underwriting discounts and commissions and the representative’s non-accountable expenses referred to above, will be approximately $[    ] million.

Underwriter Warrants

We have also agreed to issue to the representative and its affiliates or employees underwriter warrants to purchase a number of our Ordinary Shares equal to an aggregate of 5.0% of the Ordinary Shares sold in this offering (including any shares sold in the offering to cover over-allotment). The warrants will have an exercise price equal to 120% of the public offering price and may be exercised on a cashless basis. The warrants are exercisable commencing six months from the commencement of this offering and will terminate four and a half-year after such date. The warrants are not redeemable by us. We have agreed to one demand registration at our expense, and unlimited “piggyback” registration rights of the shares of Common Stock underlying the warrants at our expense for a period of five years after the issuance of the warrants. The warrants and the shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or permitted assignees) may not sell, transfer, assign, pledge or hypothecate the warrants or the shares underlying the warrants, nor will they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or the underlying shares for a period of 180 days from the commencement of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners or as otherwise permitted under FINRA Rule 5110(e)(2). The warrants will provide for adjustment in the number and price of such warrants (and the shares underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us. The representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the warrants at our expense, one additional demand registration at the warrants’ holders’ expense, and unlimited “piggyback” registration rights. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representative, subject to certain exceptions as described below, we will not, for a period of 180 days after the effective date of registration statement of which this prospectus forms a part (the “Lock-up Period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of Solowin or any securities convertible into or exercisable or exchangeable for the Ordinary Shares, other than the Ordinary Shares issued upon the exercise of stock options or warrants or the conversion of a security outstanding on the date of the closing of this public offering or the issuance by Solowin of any security under any equity compensation plan;

●	file or caused to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Ordinary Shares, other than any registration statement on Form S-8

●	in connection with the registration of Ordinary Shares issuable under any employee equity-based compensation plan, incentive plan, stock plan, dividend reinvestment plan adopted an approved by Solowin’s board of directors;

●	complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described above is to be settled by delivery of the Ordinary Shares or such other securities, in cash or otherwise.

During the Lock-up Period, our directors, executive officers, and any holders of outstanding Ordinary Shares as of the effective date of the registration statement of which this prospectus is a part have agreed, without the prior written consent of the representative, subject to limited exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Ordinary Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares.

Tail Financing

In the event that the public offering is not consummated by October 10, 2023, the representative will be entitled to a cash fee equal to 8.0% of the gross proceeds received by the Company from the sale of the securities of the Company to any investor actually introduced by the representative to the Company on or before October 10, 2023, including, without limitation, the sale of equity, debt and/or equity derivative instruments, and such financing is consummated at any time between October 11, 2022 and October 10, 2023 (the “Engagement Period”) or within the 12-month period following the expiration or termination of the Engagement Period, provided that such financing is by an investor actually introduced to the Company by the Representative in an offering in which the Company has direct knowledge of such party’s participation.

Right of First Refusal

We have granted the representative a right of first refusal, for a period of 12 months from the closing of the public offering, to act as sole investment banker, sole book-runner, and/or so placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 12 month period, on terms and conditions as mutually agreed by the Company and the representative.

Listing

We intend to apply to list the Ordinary Shares on the [Nasdaq Capital Market] under the symbol “SWIN”. We make no representation that such application will be approved or that the Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless Ordinary Shares are listed on the [Nasdaq Capital Market].

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, the information on the underwriter’s website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that may be purchased in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing Ordinary Shares in the open market.

●	Syndicate covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which it may purchase Ordinary Shares through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the Ordinary Shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Ordinary Shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Prior Public Market

Prior to this offering, there has been no public market for the Ordinary Shares and the offering price for the Ordinary Shares will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the offering price will correspond to the price at which the Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for the Ordinary Shares will develop and continue after this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters are expected to make offers and sales both in and outside the United States through its selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the Underwritten Offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the Ordinary Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act. The Ordinary Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Underwritten Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Ordinary Shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any Ordinary Shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The Ordinary Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The Ordinary Shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The Ordinary Shares may be offered to companies incorporated under the BVI Business Companies Act (As Revised) (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the Ordinary Shares for the purposes of the Securities and Investment Business Act (As Revised), or SIBA or the Public Issuers Code of the British Virgin Islands.

The Ordinary Shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of $1,000,000 and that he consents to being treated as a professional investor. The Ordinary Shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Ordinary Shares may be offered to companies incorporated under the BVI Business Companies Act (As Revised) (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI company entirely outside of the British Virgin Islands.

Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to the public in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Ordinary Shares which are the subject of the Underwritten Offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of Ordinary Shares which are the subject of the Underwritten Offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the Ordinary Shares in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Ordinary Shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the Ordinary Shares, or distribution of a prospectus or any other offering material relating to the Ordinary Shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the Ordinary Shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of Ordinary Shares, and (ii) that it will distribute in Germany any offering material relating to the Ordinary Shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The Underwritten Offering of Ordinary Shares has not been registered with the Commissione Nazionale per le Società e la Borsa(“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Ordinary Shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the Ordinary Shares may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the Ordinary Shares or distribution of copies of this prospectus or any other documents relating to the Ordinary Shares in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the Ordinary Shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, the Ordinary Shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the Ordinary Shares being declared null and void and in the liability of the intermediary transferring the Ordinary Shares for any damages suffered by such non-qualified investors.

Japan

The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The Ordinary Shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

●	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

●	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

●	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the Ordinary Shares described herein. The Ordinary Shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Ordinary Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the Ordinary Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Underwritten Offering, nor the Company nor the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. The Ordinary Shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the Ordinary Shares will not benefit from protection or supervision by such authority.

Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The Ordinary Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of Ordinary Shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

No action has been taken by us or the Representatives that would permit a public offering of the Ordinary Shares in any jurisdiction outside the United States where action for that purpose is required. None of the Ordinary Shares included in the Underwritten Offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any such securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the Underwritten Offering of Ordinary Shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the Ordinary Shares in any jurisdiction where that would not be permitted or legal.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to Hong Kong laws will be passed upon for us by Keith Lam Lau & Chan. Bevilacqua PLLC may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law, Keith Lam Lau & Chan with respect to matters governed by Hong Kong law. In connection with this offering, Winston & Strawn LLP, Houston, Texas, advised the underwriters in connection with the offering of the securities.

EXPERTS

Our consolidated financial statements as of March 31, 2022 and 2021 and for the years then ended included in this prospectus have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA, USA 94403.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Ordinary Shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://www.hyzq.com.hk/ as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

SOLOWIN HOLDINGS

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Solowin Holdings

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Solowin Holdings and its subsidiary (the “Company”) as of March 31, 2022, and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2022

San Mateo, California

December 23, 2022

SOLOWIN HOLDINGS

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND 2021

(Amount in U.S. Dollars and in thousands, except for share and per share data, or otherwise noted)

	As of March 31,
	2022	2021
	$’000	$’000
Assets
Current assets:
Cash and cash equivalents	977	542
Cash segregated for regulatory purpose	7,096	11,695
Receivables from:
Customers, net of allowance of $205,000 and $106,000 as of March 31, 2022 and 2021, respectively	158	267
Customers - related parties, net of allowance of nil as of March 31, 2022 and 2021	89	-
Brokers-dealers and clearing organizations, net of allowance of nil as of March 31, 2022 and 2021	202	92
Prepaid expenses and other current assets, net	53	55
Amount due from a director	30	34
Loan to a director	409	540
Due from related parties	83	19
Total current assets	9,097	13,244

Non-current assets:
Property and equipment, net	42	44
Right-of-use assets	98	261
Intangible assets, net	64	64
Refundable deposits	158	110
Total non-current assets	362	479
TOTAL ASSETS	9,459	13,723

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	7,287	11,977
Accruals and other current liabilities	74	21
Lease liabilities	98	162
Total current liabilities	7,459	12,160

Non-current liabilities:
Lease liabilities - non-current	-	99
Total non-current liabilities	-	99
TOTAL LIABILITIES	7,459	12,259

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares US$0.0001 par value per share; 1,000,000,000 shares authorized; 12,000,000 shares issued and outstanding as of March 31, 2022; 8,081,300 shares issued and outstanding as of March 31, 2021*	1	1
Additional paid-in capital	4,785	3,265
Accumulated losses	(2,777)	(1,798)
Accumulated other comprehensive losses	(9)	(4)
Total shareholders’ equity	2,000	1,464

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,459	13,723

*	Retrospectively restated for effect of share reorganization (see Note 16)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Amount in U.S. Dollars and in thousands, except for share and per share data, or otherwise noted)

	For the year ended March 31,
	2022	2021
	$’000	$’000
Revenues
Securities brokerage commissions and handling income	1,844	766
Investment advisory fees	728	-
Asset management income	333	-
Interest income	351	415
Total revenues	3,256	1,181

Expenses
Commission and handling expenses	1,370	352
General and administrative expenses	2,833	1,215
Interest expenses	229	316
Total expenses	4,432	1,883

Other income
Interest income	1	2
Other income	196	55
Total other income	197	57

Loss before income tax expense	(979)	(645)

Income tax expense	-	-

Net loss	(979)	(645)

Other comprehensive loss
Foreign currency translation adjustment	(5)	(4)
Total comprehensive loss	(984)	(649)

Basic and diluted net loss per share*	(0.09)	(0.08)
Weighted average number of shares outstanding - basic and diluted*	10,364,300	8,081,300

*	Retrospectively restated for effect of share reorganization (see Note 16)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Amount in U.S. Dollars and in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional		Accumulated other
	Number of shares*	Amount	paid-in capital	Accumulated losses	comprehensive losses	Total equity
		$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2020	8,081,300	1	3,265	(1,153)	-	2,113
Foreign currency translation adjustment	-	-	-	-	(4)	(4)
Net loss	-	-	-	(645)	-	(645)

Balance as of March 31, 2021	8,081,300	1	3,265	(1,798)	(4)	1,464
Shareholders’ contribution	3,918,700	-**	1,520	-	-	1,520
Foreign currency translation adjustment	-	-	-	-	(5)	(5)
Net loss	-	-	-	(979)	-	(979)

Balance as of March 31, 2022	12,000,000	1	4,785	(2,777)	(9)	2,000

* **	Retrospectively restated for effect of share reorganization (see Note 16) Less than US$1,000

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Amount in U.S. Dollars and in thousands, except for share and per share data, or otherwise noted)

	For the year ended March 31,
	2022	2021
	$’000	$’000
Cash flows from operating activities:
Net loss	(979)	(645)
Adjustment to reconcile net loss to cash (used in) provided by operating activities:
Depreciation	19	12
Loss on disposal of property and equipment	-	9
Provision for doubtful accounts	99	52
Change in operating assets and liabilities:
Change in receivables from customers	(79)	(34)
Change in receivables from brokers-dealers and clearing organizations	(110)	(76)
Change in refundable deposits	(48)	(84)
Change in prepaid expenses and other current assets	(3)	68
Change in payables to customers	(4,690)	11,753
Change in accruals and other current liabilities	53	(9)
Cash (used in) provided by operating activities	(5,738)	11,046

Investing activities
Purchase of property and equipment	(17)	(37)
Repayment of loan to a director	131	388
Cash provided by investing activities	114	351

Financing activities
Proceeds from shareholders’ contribution	1,520	-
Advance to related parties	(64)	(13)
Repayment from (advance to) a director	4	(35)
Cash provided by (used in) financing activities	1,460	(48)

Net change in cash, cash equivalents and cash segregated for regulatory purpose	(4,164)	11,349
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	12,237	888
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the year	8,073	12,237

Supplementary cash flows information
Cash paid for interest	229	316
Cash paid for income taxes	-	-
Non-cash investing and financing activities:
Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	336

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Solowin Holdings (the “Company”) is a company incorporated in Cayman Islands with limited liability on July 23, 2021. The Company is an investment holding company.

Solomon JFZ (Asia) Holdings Limited (“SJFZ”) was incorporated on July 25, 2016. SJFZ is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

The Company together with its subsidiary (collectively, the “Group”) are primarily engaged in providing securities brokerage, investment advisory service, corporate finance service and asset management service in Hong Kong.

Details of the Company and its subsidiary are set out in the table as follows:

	Date of	Percentage of effective ownership March 31,		Place of	Principal
Name	incorporation	2022	2021	incorporation	activities
Solowin Holdings	July 23, 2021	N/A	N/A	Cayman Islands	Investment holding
Solomon JFZ (Asia) Holdings Limited	July 25, 2016	100%	100%	Hong Kong	Securities dealings and brokerage; advising on securities; advising on corporate finance; and asset management

Reorganization

Previous to a group reorganization (the “Group Reorganization”), both the Company and Master Venus Limited (the “Predecessor Parent Company”), a company incorporated in Samoa, were ultimately owned 33% by Ms. Xue Yao (“Ms. Yao”), 34% by Mr. Ling Ngai Lok (“Mr. Lok”) and 33% by Mr. Xiaohang Zhang (“Mr. Zhang”).

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiary in preparation for the listing of the shares, the Company becomes the holding company of SJFZ on October 17, 2022, which involves the transfer of the entire equity interest of SJFZ by the Predecessor Parent Company. The Company, together with its wholly-owned subsidiary, is effectively controlled by the same controlling shareholders, i.e., ultimately held as to 33% by Ms. Yao, 34% by Mr. Lok and 33% by Mr. Zhang, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiary have been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended March 31, 2022, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as at March 31, 2022 and 2021 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

Risk and uncertainty concerning COVID-19

In March 2020 and continued through 2021, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the world. The Company is currently monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread. If the coronavirus continues to progress, it could have a material negative impact on the Company’s results of operations and cash flow, in addition to the impact on its employees. The Company has concluded that while it is reasonably possible that the virus could have a negative impact on the results of operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for doubtful accounts, useful lives and impairment for property and equipment, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying audited consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is $ and the functional currency of the Company’s subsidiary is the Hong Kong Dollars (“HKD”). The Company’s assets and liabilities are translated into $ from HKD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of March 31,
	2022	2021
Year-end spot rate	7.8271	7.7752

	For the year ended March 31,
	2022	2021
Average rate	7.7843	7.7525

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, receivables from customers, brokers-dealers and clearing organizations, amount due from a director, loan to a director, amount due from a related party, prepaid expenses and other current assets, payables to customers, accruals and other current liabilities has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash segregated for regulatory purpose

The balance of cash segregated for regulatory purpose represents the bank balance that the Company held on behalf of customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers account balances as cash segregated for regulatory purpose and recognized the corresponding accounts payable to the respective customers under the liabilities section. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash segregated for regulatory purpose.

Receivables from customers and broker-dealers and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities for cash customers; (ii) advisory business; and (iii) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

The balance of receivables related to the Company’s customer trading activities.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. The receivables are written off after all collection efforts have ceased. As of March 31, 2022 and 2021, the allowance for doubtful accounts on receivables from customers were $205,000 and $106,000 respectively.

Refundable deposit

As a clearing member firm of Hong Kong Exchanges and Clearing Limited (“HKEx”), the Company is exposed to clearing member credit risk.

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of income (loss) and comprehensive income (loss) in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

Depreciation is provided to write off the cost of items of property and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following estimated useful lives:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3.3 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income (loss) and comprehensive income (loss) in the year the asset is derecognized.

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of eligibility rights to trade on or through The Stock Exchange of Hong Kong Limited. Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2022 and 2021.

Payables to customers

Payables to customers arise from the business of dealing in investment securities. Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers.

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions and handling income

Securities brokerage commission income generated by provision of securities brokerage services of executing trades to customers, who are individual customers or brokers, and is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Company acts as an agent. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. Commission fees are directly charged from the customer’s account when the transactions are executed.

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. Dividend collection handling income is charged at fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory service income

Investment advisory income are recognized when the relevant advises have been provided or the relevant services have been rendered. The Company enters a distinct contract with its customers as a principal for the provision of investment advisory services. The Company concludes that each monthly investment advisory service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Asset management service income

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management services to individual customers as a principal, which are recorded over the period of service provided. Asset management service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide asset management services to individual customers and charges customers management fee at fixed percentage of asset value under management in accordance with the agreement. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on a annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group.

Subscription fee charged to fund subscriber for subscription of funds is recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at fixed rate with reference to size of subscription amount to fund subscriber through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount.

Interest income

The Company earns interest income primarily from its IPO financing offered by the Company to customers. Revenue is recognized over the period that the IPO financing are outstanding. The Company offers IPO financing to individual customers as a principal. Interest income is directly charged at fixed percentage over the financing amount from the customer’s account when customers repay the principal amount of IPO financing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount.

There were no contract asset or contract liability balances as of March 31, 2022 and 2021.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government subsidies

Government subsidies are recognized as income over periods necessary to match them with the related costs they are intended to compensate, on a systematic basis when there is reasonable assurance that the Company will comply with the conditions attaching of them and the subsidies will be received. A government subsidy that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company, with no future related costs, is recognized as income of the period in which it becomes receivable.

During the year ended March 31, 2022 and 2021, the Company recognized government subsidies of nil and $53,000, respectively, in other income.

Commission and handling expenses

Commission and handling expenses for executing and / or clearing transactions are accrued on a trade-date basis and are expensed as incurred.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Leasing

The Company is a lessee of non-cancellable operating leases for office. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and liabilities.

The Company may recognize the lease payments in the consolidated statements of income and other comprehensive income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2022 and 2021, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $29,000 and $14,000 for the years ended March 31, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of March 31, 2022, and 2021, there was no temporary differences and no deferred tax asset or liability recognized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022 and 2021.

Earnings (loss) per share

The Company computes net earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net earnings (loss) per share (“EPS”) on the face of the consolidated statements of income (loss). Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of March 31, 2022 and 2021.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments - Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments - Credit Losses - Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on April 1, 2023. The Company is still evaluating the impact of accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

3. SEGMENT INFORMATION

The Company has three reportable segments: securities related services, investment advisory services segment and asset management services. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The securities related services segment generated commission by offering securities dealing and brokerage services, securities underwriting and placing services and other financing services. The investment advisory service segment generated income when the relevant investment advices services have been provided or the relevant services have been rendered. The asset management services segment generated asset management fee by providing asset management services. All assets of the Company are located in Hong Kong and all revenues are all generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended March 31, 2022

	Securities related services	Investment advisory services	Asset management services	Corporate	Total
	$’000	$’000	$’000	$’000	$’000

Revenues- excluding interest income	1,844	728	333	-	2,905
Revenues- interest income	351	-	-	-	351
Total revenues	2,195	728	333	-	3,256

Commission and handling expenses	(1,370)	-	-	-	(1,370)
General and administrative expenses	(547)	(446)	(230)	(1,610)	(2,833)
Interest expenses	(229)	-	-	-	(229)
Total expenses	(2,146)	(446)	(230)	(1,610)	(4,432)

Other income	15	-	4	177	196
Interest income	-	-	-	1	1
Total other income	15	-	4	178	197

Income (loss) before income tax expense	64	282	107	(1,432)	(979)

Total assets	7,354	112	122	1,871	9,459
Total liabilities	(7,318)	-	-	(141)	(7,459)

Net assets	36	112	122	1,730	2,000

Year ended March 31, 2021

	Securities related services	Investment advisory services	Asset management services	Corporate	Total
	$’000	$’000	$’000	$’000	$’000

Revenues- excluding interest income	766	-	-	-	766
Revenues- interest income	415	-	-	-	415
Total revenues	1,181	-	-	-	1,181

Commission and handling expenses	(352)	-	-	-	(352)
General and administrative expenses	(207)	-	-	(1,008)	(1,215)
Interest expenses	(316)	-	-	-	(316)
Total expenses	(875)	-	-	(1,008)	(1,883)

Other income	-	-	-	55	55
Interest income	-	-	-	2	2
Total other income	-	-	-	57	57

Income (loss) before income tax expense	306	-	-	(951)	(645)

Total assets	12,054	-	19	1,650	13,723
Total liabilities	(11,979)	-	-	(280)	(12,259)

Net assets	75	-	19	1,370	1,464

4. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities not measured at fair value

The following table presents information about the carrying value, fair value, and fair value hierarchy category of financial assets and liabilities that are not recorded at fair value in the Company’s consolidated balance sheets. Because of their being short term in nature, management believes these financial assets and liabilities’ carrying values approximate their fair value.

	As of March 31, 2022
	Carrying value	Level 1	Level 2	Level 3
	$’000	$’000	$’000	$’000
Financial assets not measured at fair value
Cash and cash equivalents	977	977	-	-
Cash segregated for regulatory purpose	7,096	7,096	-	-
Receivables from:
Customers	247	-	247	-
Brokers-dealers and clearing organizations	202	-	202	-
Other current assets	13	-	13	-
Amount due from a director	30	-	30	-
Loan to a director	409	-	409	-
Due from related parties	83	-	83	-
Total financial assets not measured at fair value	9,057	8,073	984	-

	As of March 31, 2022
	Carrying value	Level 1	Level 2	Level 3
	$’000	$’000	$’000	$’000
Financial liabilities not measured at fair value
Payables to customers	7,287	-	7,287	-
Lease liabilities	98	-	98	-
Total financial liabilities not measured at fair value	7,385	-	7,385	-

	As of March 31, 2021
	Carrying value	Level 1	Level 2	Level 3
	$’000	$’000	$’000	$’000
Financial assets not measured at fair value
Cash and cash equivalents	542	542	-	-
Cash segregated for regulatory purpose	11,695	11,695	-	-
Receivables from:
Customers	267	-	267	-
Brokers-dealers and clearing organizations	92	-	92	-
Other current assets	15	-	15	-
Amount due from a director	34	-	34	-
Loan to a director	540	-	540	-
Due from related parties	19	-	19	-
Total financial assets not measured at fair value	13,204	12,237	967	-

	As of March 31, 2021
	Carrying value	Level 1	Level 2	Level 3
	$’000	$’000	$’000	$’000
Financial liabilities not measured at fair value
Payables to customers	11,977	-	11,977	-
Lease liabilities	261	-	261	-
Total financial liabilities not measured at fair value	12,238	-	12,238	-

There was no transfer between any levels during the years ended March 31, 2022 and 2021.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of March 31
	2022	2021
	$’000	$’000
Leasehold improvement	25	25
Computers equipment	41	25
Furniture and fixtures	6	5
Office equipment	3	3
Less: accumulated depreciation	(33)	(14)
Property and equipment, net	42	44

Depreciation expense for the years ended March 31, 2022 and 2021, was $19,000 and $12,000, respectively.

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for corporate office. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of March 31,
	2022	2021
	$’000	$’000

Operating lease ROU assets	98	261

	As of March 31,
	2022	2021
	$’000	$’000
Operating lease liabilities
Current portion	98	162
Non-current portion	-	99
Total	98	261

	As of March 31,
	2022	2021
Operating leases:
Weighted average remaining lease term (years)	1	2
Weighted average discount rate	5.00%	5.00%

During the year ended March 31, 2022 and 2021, the Company incurred lease expense of approximately $171,000 and $179,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of March 31, 2022 is as follows:

Operating leases
$’000

Year ending March 31, 2023	100
Total undiscounted lease obligations	100
Less: imputed interest	(2)
Lease liabilities recognized in the consolidated balance sheet	98

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2022	2021
	$’000	$’000

Prepaid expenses	40	40
Others	13	15
	53	55

8. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of March 31,
	2022	2021
	$’000	$’000

Accrued payroll and welfare expenses	5	5
Other accruals and payables	69	16
	74	21

9. DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the year ended March 31,
	2022	2021
	$’000	$’000

Securities brokerage services
Securities brokerage commission income	117	204
Securities brokerage handling income	1,727	562
	1,844	766

Asset management services
Fund subscription fee	195	-

Total revenues	2,039	766

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the year ended March 31,
	2022	2021
	$’000	$’000

Interest income
Initial public offering (“IPO”) financing	322	391
Other securities brokerage financing	29	24
	351	415

Investment advisory services
Consultancy income	728	-

Asset management services
Management fee income	95	-
Performance fee income	43	-
	138	-

Total revenues	1,217	415

10. OTHER INCOME

	For the year ended March 31,
	2022	2021
	$’000	$’000

Government subsidies	-	53
Other consultancy income	160	-
Exchange gain	16
Others	20	2
Total	196	55

11. INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

SJFZ is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2022 and 2021 Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following as of March 31, 2022 and 2021.

	For the year ended March 31,
	2022	2021
	$’000	$’000

Loss before income tax expense	(979)	(645)

HK SAR Profits Tax at 16.5%	(162)	(106)
Tax effect on non-assessable income	-	(9)
Tax effect on non-deductible expenses	4	3
Tax effect on deductible temporary differences	17	15
Tax effect on tax losses not recognized	141	97
Income tax expense	-	-

The Group had losses carried forward amounting to $2,457,000 as at March 31, 2022. No deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Asset Management Limited	Entity controlled by Mr. Lok and Ms. Yao
Tuoyin Technology Limited	Entity controlled by Mr. Lok
Master Venus Limited	Entity controlled by Mr. Zhang, Mr. Lok and Ms. Yao
Mr. Lok	Shareholder and director of the Company
Ms. Yao	Shareholder and director of the Company
Mr. Shing Tak Tam (“Mr. Tam”)	Director of the Company

Related parties transactions

		For the year ended March 31,
Name	Nature	2022	2021
		$’000	$’000
Solomon Capital Fund SPC	Asset management income	333	-
Solomon Capital Asset Management Limited	Referral fee (included in general and administrative expenses)	59	-
Tuoyin Technology Limited	Referral fee (included in general and administrative expenses)	136	-
Tuoyin Technology Limited	Consultancy income (included in other income)	100	-
Mr. Lok	Loan interest income	1	2
Mr. Tam	Referral fee (included in general and administrative expenses)	10	-
Ms. Yao	Referral fee (included in general and administrative expenses)	447	-

Balance with related parties

		As of March 31,
Name	Nature	2022	2021
		$’000	$’000
Solomon Capital Fund SPC	Receivable from customers	89	-
Solomon Capital Fund SPC	Due from related parties	32	19
Master Venus Limited	Due from related parties	51	-
Mr. Lok	Loan to a director	409	540
Mr. Lok	Amount due from a director	30	34

Amounts due from related parties and a director are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for $89,000 (2021: nil) represented fund management income receivables as at March 31, 2022.

Loan to a director is unsecured, interest bearing and has no fixed repayment term. As at August 30, 2022, $255,000 is settled by the director and no new loans are entered between the Company and directors.

Remuneration to directors for the years ended March 31, 2022 and 2021 were:

	For the year ended March 31,
	2022	2021
	$’000	$’000

Salaries and other short term employee benefits	255	136
Payments to defined contribution pension schemes	7	5
	262	141

13. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission (the “HKSFC”) that the Company were required to maintain as of March 31, 2022 and 2021 and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2022	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	383	1,113

Capital requirements as of March 31, 2021	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	386	565

The Company’s operation subsidiary maintains a capital levels greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

14. CONCENTRATIONS AND RISKS

Credit risk

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as at March 31, 2022 and 2021.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

Concentration of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	As of March 31,
	2022	2022	2021	2021
	$’000%		$’000%
Customer A	1,655	51%	*	*
Customer B	567	17%	-	-
Customer C	333	10%	-	-
Customer D	*	*	211	18%

Details of the customers accounting for 10% or more of total receivables from customers are as follows:

	As of March 31,
	2022	2022	2021	2021
	$’000%		$’000%
Customer E	112	45%	-	-
Customer F	89	36%	-	-
Customer G	39	16%	38	14%
Customer H	-	-	137	51%
Customer I	-	-	56	21%

Details of the customers accounting for 10% or more of total payable to customers are as follows:

	As of March 31,
	2022	2022	2021	2021
	$’000%		$’000%
Customer J	1,559	21%	1,320	11%
Customer K	1,396	19%	609	5%

*	Less than 10%

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD which is the functional currency of the operating subsidiary.

15. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results.

16. SUBSEQUENT EVENTS

The Group Reorganization as detailed in note 1 above, was completed on October 17, 2022.

The Company has assessed all events from March 31, 2022, up through December 23, 2022, which is the date of these consolidated financial statements are available to be issued. Saved to the Group Reorganization and unless as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On December 7, 2022, the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$10,000, divided into 10,000 ordinary shares of a par value of US$1 per share, to US$100,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.0001 per share. The Company believes it is appropriate to reflect the such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. At the same day, the shareholders of the Company surrendered 488,000,000 ordinary shares of US$0.0001 par value each for no consideration. The issued and outstanding shares of the Company changed from 500,000,000 to 12,000,000. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0001, of which 12,000,000 and 8,081,300 were issued and outstanding as of March 31, 2022 and 2021.

SOLOWIN HOLDINGS

NOTES TO FINANCIAL STATEMENTS
(Amount in U.S. Dollars and in thousands, except for share and per share data, or otherwise noted)

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Solowin Holdings.

Condensed Balance Sheets

	As of March 31,
	2022	2021
	$’000	$’000
Assets
Current assets:
Amount due from shareholders	1	1
Non-current assets:
Interests in an subsidiary	4,687	4,687
TOTAL ASSETS	4,688	4,688

Liabilities and shareholders’ equity
Current liabilities:
Amount due to a subsidiary	4,687	4,687
TOTAL LIABILITIES	4,687	4,687

Shareholders’ equity
Ordinary shares US$0.0001 par value per share; 1,000,000,000 shares authorized; 12,000,000 shares issued and outstanding as of March 31, 2022; 8,081,300 shares issued and outstanding as of March 31, 2021	1	1
Total shareholders’ equity	1	1

Total liabilities and shareholders’ equity	4,688	4,688

(i)	Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 23, 2021 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiary had taken place on April 1, 2020 and throughout the two years ended March 31, 2022.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Solowin Holdings exceed 25% of the consolidated net assets of Solowin Holdings. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, SJFZ, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of March 31, 2022 and 2021, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

No statements of income (loss) and comprehensive income (loss) and statements of cash flows have been presented as the Company has no revenue or expense and cash transaction for both years.

S-1

Ordinary Shares

SOLOWIN HOLDINGS

PROSPECTUS

EF Hutton

division of Benchmark Investments, LLC

[    ], 2023

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification by the underwriter of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered sales of our securities since our inception on July 23, 2021.

We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Upon Solowin’s incorporation on July 23, 2021, one ordinary share, $1.00 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Ling Ngai Lok, on July 27, 2021.

On July 27, 2021, Solowin issued additional 49,999 ordinary shares, $1.00 par value, to Ling Ngai Lok. As such, Solowin has 50,000 ordinary shares issued and outstanding as of the date of this prospectus. On June 9, 2022, Ling Ngai Lok transferred 17,000, 16,500 and 16,500 shares to Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED, and Vulcan Worldwide Holdings Limited, respectively.

On December 7, 2022, (i) each of the existing issued and unissued shares of par value of $1.00 each of Solowin was subdivided into 10,000 shares of par value of $0.0001 each of Solowin; and (ii) the authorized share capital of Solowin was increased to $100,000 divided into 1,000,000,000 shares of $0.0001 each. On the same day, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited had surrendered 165,920,000 Ordinary Shares, 161,040,000 Ordinary Shares and 161,040,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share, to Solowin. As a result of the above surrenders, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited holds 4,080,000 Ordinary Shares, 3,960,000 Ordinary Shares and 3,960,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share. As such, there are 12,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the registrant (currently effective)
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the registrant
4.1*	Specimen Certificate for Ordinary Shares
4.2*	Form of Underwriter’s Warrant (included in Exhibit 1.1)
5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Bevilacqua PLLC regarding the Underwriter’s Warrant
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Keith Lam Lau & Chan regarding certain Hong Kong tax matters (included in Exhibit 99.2)
8.3*	Opinion of Potomac Law Group, PLLC regarding certain U.S. tax matters
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*†	Form of Employment Agreement between the Registrant and its executive officers
10.3*	Office Tenancy Agreement between Wide Harvest Investment Limited and Solomon JFZ (Asia) Holdings Limited, dated November 2, 2020
21.1*	List of subsidiaries of the registrant
23.1	Consent of WWC, P.C.
23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3*	Consent of Bevilacqua PLLC (included in Exhibit 5.2)
23.4*	Consent of Keith Lam Lau & Chan (included in Exhibit 99.2)
23.5*	Consent of Potomac Law Group, PLLC (included in Exhibit 8.3)
24.1*	Power of Attorney (included in the signature page)
99.1*	Code of Ethics of the registrant
99.2*	Opinion of Keith Lam Lau & Chan regarding certain Hong Kong law matters
99.3*	Consent of Independent Director [ ]
99.4*	Consent of Independent Director [ ]
99.5*	Consent of Independent Director [ ]
107*	Filing Fee Table

*	To be filed by amendment
†	Executive Compensation Plan or Agreement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the issuer includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the issuer is relying on Rule 430B:

(A)	each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong SAR, on the [ ] day of [ ] 2023.

SOLOWIN HOLDINGS

By:
Name:	Shing Tak Tam
Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Shing Tak Tam and Lili Liu, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer)	[ ], 2023
Shing Tak Tam

	Chief Financial Officer (Principal Financial and Accounting Officer)	[ ], 2023
Lili Liu

	Chairman	[ ], 2023
Ling Ngai Lok

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of SOLOWIN HOLDINGS has signed this registration statement or amendment thereto in New York on [ ], 2023.

[*]
Authorized U.S. Representative

By:
Name:	[ ]
Title:	[ ]